    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 1997

                                                      REGISTRATION NO. 333-14351
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ------------------------


                               AMENDMENT NO. 4 TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         TRANSCRYPT INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          3663                         47-0801192
 (STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)


                               4800 NW 1ST STREET
                            LINCOLN, NEBRASKA 68521
                                 (402) 474-4800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 JOHN T. CONNOR
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               4800 NW 1ST STREET
                            LINCOLN, NEBRASKA 68521
                                 (402) 474-4800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

        WILLIAM T. QUICKSILVER, ESQ.                    ANDREW L. BLAIR, JR., ESQ.
            ALAN E. MORELLI, ESQ.                        SHERMAN & HOWARD, L.L.C.
           ALLEN Z. SUSSMAN, ESQ.                       633 17TH STREET, SUITE 3000
       MANATT, PHELPS & PHILLIPS, LLP                     DENVER, COLORADO 80202
        11355 WEST OLYMPIC BOULEVARD                          (303) 297-2900
        LOS ANGELES, CALIFORNIA 90064
               (310) 312-4000

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 17, 1997


                                3,750,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

     Of the 3,750,000 shares of Common Stock offered hereby, 2,500,000 are being sold by Transcrypt International, Inc. and 1,250,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price for the Common Stock will be between $10.00 and $11.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. The Company has received approval for quotation of the Common Stock on the Nasdaq National Market, subject to notice of issuance, under the symbol "TRII."


                            ------------------------

     SEE "RISK FACTORS," BEGINNING ON PAGE 7, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=================================================================================================
                                                    UNDERWRITING                      PROCEEDS
                                      PRICE TO     DISCOUNTS AND     PROCEEDS TO     TO SELLING
                                       PUBLIC      COMMISSIONS(1)     COMPANY(2)    STOCKHOLDERS
-------------------------------------------------------------------------------------------------
Per Share..........................       $              $                $               $
-------------------------------------------------------------------------------------------------
Total(3)...........................       $              $                $               $
=================================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $900,000.

(3) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 562,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds
    to Company and Proceeds to Selling Stockholders will be $          ,
    $          , $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to the right of the Underwriters to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of shares of the Common
Stock will be made on or about             , 1997.

DAIN BOSWORTH                                                        FURMAN SELZ
Incorporated

               THE DATE OF THIS PROSPECTUS IS             , 1997.

                              [INSIDE FRONT COVER]

                               [TRANSCRYPT LOGO]

Using proprietary technology to bring information security to the expanding voice and data communications markets.

[These
 words           Analog Scrambling                    Digital Encryption
 printed
 over                              Core Technologies
 blue
 arrow           Signaling Technology                 Digital Technology
 pointing
 right]

[These
 words                1978                  1995                    1997
 connected        Land Mobile             Landline                  Data
 by vertical         Radio                Telephone               Security*
 lines to           Security              Security
 arrow]

                                 1991                    1996
                               Cellular                 Secure
                               Telephone                Digital
                               Security                  Radio

* Currently under development

[Entire page is printed against a background image of a circuit board containing integrated circuits, resistors and other electrical components.]

        IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                   [GATEFOLD]



[Transcrypt International logo]     Transcrypt's information security products
                                    include voice privacy for the land mobile radio, cellular telephone and landline markets and Transcrypt branded secure cellular telephones and digital radios.


[Picture of       [Picture of    [Picture of     [Picture of     [Picture of
Motorola          Motorola       conventional    Transcrypt      Transcrypt
LMR and           cellular       telephone and   branded         Stealth 25
Transcrypt        telephone and  Transcrypt      cellular        Radio]
add-on            Transcrypt     external        telephone]
device]           add-on         plug-in                         Digital
                  device]        digital                         Radio
                                 telephone
                                 encryptor
                                 device]

Land Mobile                                      Transcrypt's
Radio Security    Cellular       Landline        CryptoPhone
                  Telephone      Telephone
                  Security       Security


              Providing Information Security Products to the World
                         [Picture of top of the world]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, included elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, the information in this Prospectus (i) gives effect to a 1.3106311-for-1 stock split in the form of a stock dividend effected in November 1996 and (ii) assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise provides, all references to "Transcrypt" or the "Company" include Transcrypt International, Inc., its consolidated subsidiaries and its predecessor entities. See "Glossary" for definitions of certain terms used in this Prospectus.

                                  THE COMPANY

     The Company designs and manufactures information security products which prevent unauthorized interception of sensitive voice and data communications. The Company focuses on developing and providing information security products for the land mobile radio ("LMR"), telephony and data security markets. The Company's products are based on proprietary analog scrambling and digital encryption technologies. The Company's core technologies offer a number of significant benefits including high levels of information security and sound quality, high-speed, real-time data transmission, low power consumption, small size and cost effective manufacturing. The Company believes its expertise in both analog and digital information security, including the ability to provide "dual mode" analog and digital security in the same product, provides a competitive advantage as communications products migrate from analog to digital technology. Furthermore, the Company believes its core technological expertise in analog scrambling and digital encryption enables it to bring new information security products to market quickly with relatively low development costs.

  Land Mobile Radio Products

     The Company's principal market for wireless information security products has historically been the LMR market. Land mobile radios consist of hand-held or mobile (vehicle mounted) two-way radios commonly used by public safety workers (e.g., police, fire and medical emergency personnel), businesses (e.g., fleet operators, taxi dispatch, construction and other commercial users) and a wide variety of United States and foreign government agencies. According to data published by Motorola, Inc. ("Motorola"), the worldwide LMR installed base grew to approximately 45 million units in 1995 from 33 million units in 1992. The Company believes that demand for information security products in the LMR market has grown in recent years due, in part, to increased awareness of eavesdropping by members of the press, commercial competitors and criminals.

     The Company's LMR product line has historically consisted of a variety of add-on information security modules which can be installed in LMR products from leading manufacturers, including Motorola, Ericsson, Inc. ("Ericsson") and E.F. Johnson Co. Purchasers of the Company's information security products have included federal government agencies, such as the Department of Defense, Federal Bureau of Investigation, National Security Agency and White House Security, public safety agencies, such as the Los Angeles and New York City Police Departments, international customers, such as the London Metropolitan Police Force (New Scotland Yard) and the Russian Ministries of Defense and Internal Affairs, and a variety of commercial customers, such as Exxon Oil Co., Union Pacific Railroad and Walt Disney Co.

     In 1995, as a result of increasing frequency spectrum capacity constraints, the Federal Communications Commission ("FCC") mandated that all new LMR equipment utilize a more spectrally efficient, narrow-band (12.5 kHz) transmission system, which will effectively require all LMR users to migrate to digital LMR systems. In response to this mandate, the Association of Public Safety Communications Officials International, Inc. ("APCO") published an industry standard for digital land mobile radios, known as "APCO 25," which was adopted by several major LMR manufacturers, including Motorola, the leading LMR manufacturer. In addition to meeting FCC requirements, the APCO 25 standard provides for interoperability among different manufacturers' systems, backward compatibility with existing analog LMRs and the ability to add advanced encryption features. The Company believes that demand for APCO 25 compliant systems will increase as LMR users upgrade or replace their existing systems. The Company developed and, in September 1996, began shipping in commercial quantities a Transcrypt-branded, hand-held digital LMR. This new product, known as the Stealth 25, can operate in both digital and analog modes, is fully compatible with the APCO 25 standard, contains the Company's information security technology and includes several additional value-added features, such as remote disabling if the radio is lost or stolen. Furthermore, Motorola has licensed to the Company certain technology which enables the Stealth 25 to be backwardly compatible with the installed base of LMRs that use Motorola's proprietary Smartnet(TM) trunking technology. The Company intends to introduce additional products, including a vehicle-mounted LMR, in the first quarter of 1997. The Company believes the development of the APCO 25 standard and the anticipated migration from analog to digital technology in the LMR market represents a significant market opportunity for its new LMR products.

  Telephony Products

     The Company offers a variety of information security products for cellular telephone systems, including add-on scrambling modules designed to be installed into cellular telephones such as Motorola's MicroTAC(TM) and Elite(TM) telephones. The Company also offers external plug-in scrambling devices for wireline telephones and scrambling units which can be added to public telephone switches or private branch exchange ("PBX") units. Additionally, in March 1996 the Company began shipping commercial quantities of a Transcrypt-branded Motorola MicroTAC(TM) cellular telephone upgraded to include the Company's advanced add-on scrambling modules. According to International Data Corporation, the U.S. cellular telephone subscriber base is projected to grow from 40.4 million subscribers in 1996 to 56.9 million subscribers by 2000. The Company believes that the demand for voice security products is growing with a heightened public awareness of the unsecure nature of cellular telephone communications. The Company believes that its expertise in both analog and digital information security, including the ability to provide "dual mode" analog and digital security in the same product, will provide a competitive advantage as cellular telephone users migrate from analog to digital telephones.

  Data Security Products

     In 1997, the Company plans to develop and introduce data security products based on its core digital encryption technology. The Company's initial products are expected to include authentication and encryption/decryption products to provide secure remote access to computer networks and secure facsimile transmissions. The Company believes that the shift from mainframe to distributed computing and the widespread proliferation of local-area networks, servers, interconnected networks and the Internet, will continue to increase demand for technologies which solve access and security issues. The Company believes that, because its proposed data security products will be hardware-based, they will complement software-based data security solutions and provide an added level of security. In addition, the Company believes the real-time nature of its digital encryption/decryption technology, made possible by its high-speed transmission capabilities, will enable users to achieve secure transmissions without user delays common in current systems.

     The Company's objective is to maintain its position in the market for voice security products used in LMRs and cellular telephones, while building on its core technological competencies to enter new markets for secure voice and data security products. The Company's strategy to accomplish this objective includes developing new products based on existing core technologies, offering complete secure products solutions, fostering key strategic relationships, such as the Company's relationship with Motorola, and exploring strategic acquisitions.

     The Company's predecessor was founded in 1978. In December 1991, an investor group led by John T. Connor, the Company's Chairman and Chief Executive Officer, acquired the Company's business. The Company's principal offices are located at 4800 NW 1st Street, Lincoln, Nebraska 68521, and its telephone number is (402) 474-4800.

                                  THE OFFERING

Common Stock offered:
  By the Company..................................  2,500,000 shares
  By the Selling Stockholders.....................  1,250,000 shares
Common Stock to be outstanding after the
  offering(1).....................................  9,283,078 shares
Use of proceeds...................................  For repayment of approximately $1.2 million of indebtedness, for working
                                                    capital and other general corporate
                                                    purposes and to support the Company's
                                                    business strategy, including enhancement
                                                    of the Company's sales and distribution
                                                    capabilities, expansion of manufacturing
                                                    facilities and potential acquisitions of,
                                                    or investments in, complementary
                                                    businesses, products or technologies.
Proposed Nasdaq National Market symbol............  TRII

---------------

(1) Excludes 716,916 shares of Common Stock reserved for issuance upon exercise of options outstanding as of September 30, 1996 under the Company's stock option plan at a weighted average exercise price of $1.81 per share and 325,000 shares issuable pursuant to options to be granted upon the effectiveness of this offering at an exercise price equal to the initial price to the public. See "Management -- 1996 Stock Incentive Plan."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                     --------------------------------------------    -----------------
                                     1991(1)    1992     1993     1994     1995       1995      1996
                                     -------   ------   ------   ------   -------    -------   -------
STATEMENTS OF INCOME (LOSS) DATA:
Revenues...........................   $ 224    $4,974   $6,900   $9,155   $ 8,128    $ 5,358   $ 9,275
Gross profit.......................     145     3,738    5,284    6,254     5,145      3,091     6,389
Amortization of intangible
  assets(2)........................      89     1,100    1,092    1,092     1,093        829       819
Income (loss) from operations
  before special compensation
  expense..........................     (88)     (453)     921    1,318    (1,201)    (1,363)    1,326
Special compensation expense(3)....      --        --       --       --        --         --     5,568
Income (loss) from operations(4)...     (88)     (453)     921    1,318    (1,201)    (1,363)   (4,242)
Net income (loss)(4)...............   $ (88)   $ (596)  $  788   $1,207   $(1,338)   $(1,458)  $(2,563)
Pro forma provision (benefit) for
  income taxes(5)..................                                          (496)      (541)   (1,623)
Pro forma net loss(4)..............                                       $  (841)   $  (917)  $(2,698)
Pro forma net loss per
  share(4)(6)......................                                       $ (0.12)   $ (0.13)  $ (0.38)
Shares used to compute net loss per
  share(6).........................                                         7,013      7,013     7,013


                                                                           SEPTEMBER 30, 1996
                                                                       --------------------------
                                                                       ACTUAL      AS ADJUSTED(7)
                                                                       -------     --------------
BALANCE SHEET DATA:
Working capital......................................................  $ 2,139        $ 24,997
Total assets.........................................................   10,891          33,204
Long-term debt and capitalized lease obligations, net of current
  portion............................................................    1,510             855
Stockholders' equity.................................................    6,521          30,034

---------------

(1) Reflects operations for the one-month period ended December 31, 1991, which was the first fiscal period of the Company's operations after acquisition of the Company's business by current stockholders.

(2) Reflects the amortization of intangible assets related to the acquisition of the Company's business in December 1991. These intangible assets were fully amortized as of November 30, 1996, and thus no such amortization expense will be incurred subsequent to November 30, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Results of Operations -- Amortization of Intangible Assets."

(3) Represents a non-recurring, non-cash compensation expense of $5.4 million resulting from the vesting in September 1996 of 716,916 stock options for 10 executive officers and key employees of the Company at a weighted average exercise price of $1.81 per share, and the accrual of a special compensation expense of $210,000 in September 1996, which is payable to the Company's Chief Executive Officer. See "Management -- 1996 Stock Incentive Plan" and "Management -- Employment Agreements."

(4) Excluding the special compensation expense of $5.6 million, income (loss) from operations, net income (loss), pro forma net income (loss) and pro forma net income (loss) per share would have been $1.3 million, $1.2 million, $1.0 million and $0.15, respectively, for the nine-month period ended September 30, 1996.

(5) Prior to June 30, 1996, the Company operated as a partnership. The pro forma provision for income taxes reflects the provision for income taxes as if the Company had been taxed as a Subchapter "C" corporation under the Internal Revenue Code.

(6) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute pro forma net income (loss) per share.


(7) Adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $10.50 per share (the midpoint of the estimated range of the initial public offering price), after deducting underwriting discounts and commissions and estimated offering expenses, and the receipt and application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

RELIANCE ON MOTOROLA

     Motorola is the Company's largest customer and a key supplier. During the nine months ended September 30, 1996, 16.1% (approximately $1.5 million) of the Company's sales were to Motorola, and the Company purchased an aggregate of $1.0 million in Motorola components during such time for use in its products. The Company has an agreement with Motorola for the sale of approximately $3.7 million of private-labeled analog socket scramblers through September 1997, of which $1.5 million had been purchased as of September 30, 1996. In addition, the Company relies on Motorola to provide MicroTAC(TM) cellular telephones for resale by the Company as an upgraded, secure cellular telephone. Also, the Company intends, from time to time, to bid for integrated LMR systems contracts, which it intends to supply using its hand-held Stealth 25 radio along with private-labeled base station and repeater equipment purchased from Motorola. The Company's dependence on Motorola, both as a customer and supplier, is expected to continue. The Company is also dependent on continuing access to certain proprietary Motorola intellectual property used in its products. Although the Company believes that its relationship with Motorola is good, there can be no assurance that Motorola will continue to purchase products from or supply components and technology to the Company on the scale or at the prices that it now does. Internal decisions or allocations of resources within Motorola could lead to reduced purchases of the Company's products or to the modification or discontinuation of components used in the Company's products. In addition, the Company may increasingly be perceived by Motorola as a competitor, which could impact Motorola's willingness to do business with the Company. Although the Company has certain contractual relationships with Motorola both as a customer and a supplier, most of these agreements are subject to termination in certain circumstances and expire by their terms within one to ten years. Any reduction of the Company's contractual relations with Motorola or a decision by Motorola to reduce purchases of the Company's products or to reduce or eliminate the provision of components and technology to the Company would have a material adverse effect on the Company. See "Business -- Motorola Relationship."

TRANSITION FROM ADD-ON TO STAND-ALONE WIRELESS SECURITY PRODUCTS

     The Company believes that there has been, and will continue to be, increasing demand for secure wireless communication devices, particularly in the LMR and cellular telephone markets, and that in the future these markets will migrate from analog to digital equipment, due primarily to increased bandwidth capacity constraints and the perception that digital transmissions are more secure than analog transmissions. The transition to digital communications could lead to a decrease in demand for add-on analog security modules, which accounted for approximately 83% of the Company's revenues in the first nine months of 1996. The Company has historically sold add-on products for use with LMRs and cellular telephones manufactured by other, larger companies with widely recognized brand names and established distribution networks. During the third quarter of 1996, the Company introduced its first two stand-alone Transcrypt-branded products and intends to develop and place increasing emphasis on stand-alone products in the future. This represents a fundamental change in the nature of the Company's products and necessitates the development of new manufacturing and sales and marketing strategies and capabilities. To some extent, it also places the Company in competition with larger corporations which have historically been customers of, and suppliers of components for, the Company's add-on products. There can be no assurance that the Company will be successful in making the transition from add-on products to stand-alone products or that its new position in the market will not cause other companies, with which it has historically dealt, to discontinue or limit their dealings with the Company. The inability of the Company to successfully make such transition, including the failure to meet manufacturing demands or the need for additional development, testing or refinement following new product introduction, or a significant decrease in sales of the Company's existing add-on products during such transition period, would have a material adverse effect on the Company. In addition, although gross profits may increase in the future due to increased sales of the Company's new stand-alone products, the stand-alone products generally carry lower gross margins than add-on products. Therefore, to the extent that sales of stand-alone products increase in the future relative to add-on product sales, the Company's gross margins are likely to decline. See "Business -- The Company's Strategy."

MANAGEMENT OF GROWTH

     The Company has recently expanded and intends to continue to significantly expand the scope of its operations and the products which it offers. Such expansion has resulted and will continue to result in an expansion of the Company's facilities and work force. This growth can be expected to place a significant strain on the Company's financial, managerial and other resources. To manage growth effectively, the Company will need to continue to improve and upgrade its operational, financial and management information systems, and to attract, train, motivate, manage and retain key executives and employees.

     In the normal course of its business and in connection with its expansion plans, the Company evaluates potential acquisitions of businesses, products and technologies that could complement or expand the Company's information security business. To date, the Company has not completed any acquisitions, although it may do so in the future. If the Company were to identify an appropriate acquisition candidate, there is no assurance that the Company would be able to integrate the acquired business, products or technologies into the Company's existing business and operations, or that the integration would not cause an excessive diversion of management time and resources. See "Business -- The Company's Strategy."

COMPETITION

     The information security and wireless communications equipment industries, and the LMR market segment in particular, are highly competitive. Competition in the sale of stand-alone and digital products is more intense than for add-on and analog products. Most of the Company's competitors or potential competitors have significantly greater financial, managerial, technical and marketing resources than the Company. In particular, Motorola holds a dominant position in the market for wireless communication products, especially in the LMR and cellular telephone market segments. Although the Company has no knowledge of any plans or intentions by A. John Kuijvenhoven, the Company's founder, to compete with the Company in the future, the non-compete agreement between the Company and Mr. Kuijvenhoven, entered into at the time of the acquisition of the Company by the current stockholders, expired in December 1996. Accordingly, there can be no assurance that the Company will be able to continue to compete effectively in its markets, that competition will not intensify or that future competition will not have a material adverse effect on the Company. See "Business -- Competition" and "Certain Transactions."

RAPIDLY EVOLVING INDUSTRY

     The market for analog and digital information security products is an emerging market and can be expected to evolve rapidly in the future as a result of changing technology, industry standards and customer requirements. The Company's ability to compete effectively in this rapidly evolving industry will depend upon its ability to anticipate and react to these changes in a timely manner. The development of new technologies by existing or future competitors may place the Company at a competitive disadvantage by rendering some or all of the Company's existing or new products obsolete. The Company has invested heavily in the introduction of LMR products that comply with the APCO 25 standard. The Company believes that the APCO 25 standard will be accepted in the public safety and government markets. However, some manufacturers have adopted and actively support other digital LMR transmission standards for the public safety marketplace. The widespread acceptance of one or more other standards in the public safety market would have a material adverse effect on the Company. See "Business -- Competition."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

     International sales constituted approximately 57.3%, 71.4%, 57.3% and 39.0% of the Company's revenues in the nine months ended September 30, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively. International sales are subject to a number of risks not found in domestic sales, including unexpected changes in regulatory requirements, tariffs and other trade barriers, political and economic instability in foreign markets, difficulties in establishing foreign distribution channels, longer payment cycles, uncertainty in the collection of accounts receivable, increased costs associated with maintaining international marketing efforts and difficulties in protecting intellectual property. Because most of the Company's foreign sales are denominated in U.S. dollars, fluctuations in the value of international currencies relative to the U.S. dollar may also affect the price, competitiveness and profitability of the Company's products sold in international markets. Furthermore, the uncertainty of monetary exchange values has caused, and may in the future cause, some foreign customers to delay new orders or delay payment for existing orders. The Company's products are subject to export controls under U.S. law, which in some cases require the approval of the National Security Agency and the Department of Commerce. To date, the Company has been able to secure most required U.S. export licenses. There can be no assurance, however, that such approvals will be available to the Company or its products in the future in a timely manner or at all or that the federal government will not revise its export policies or the list of products and countries for which export approval is required. The Company's inability to obtain required export approvals could adversely affect the Company's international sales, which would have a material adverse effect on the Company. In addition, foreign companies not subject to United States export restrictions may have a competitive advantage in the international information security market. Recently, President Clinton issued an Executive Order removing most encryption products from the "munitions" list and transferring jurisdiction over the export of such products from the Department of State to the Department of Commerce. The Executive Order will allow the export of products featuring digital encryption technology that previously could not be exported, which may increase competition for international sales of the Company's analog scrambling products. The Company cannot predict the impact of the Executive Order on the international market for its products. See "Business -- Government Regulation and Export Controls."

RELIANCE ON PUBLIC SECTOR MARKETS

     Public safety agencies and other governmental entities comprise a significant portion of the Company's current and anticipated customer base. Because many governmental customers purchase through dealers, the Company cannot determine the percentage of its products that are ultimately sold to governmental agencies. However, the Company believes that domestic and international governments are the end users of most of its products. As the transition in the Company's product line from add-on to stand-alone products progresses and as competition for such sales intensifies, the Company expects that it will increasingly be subject to competitive bidding requirements for sales to governmental customers, which can be expected to result in lower prices and longer sales cycles. Such bidding procedures often include the posting of bonds. Any inability by the Company to obtain requisite bonds would prevent the Company from bidding on LMR systems contracts, which would have a material adverse effect on the Company. See "Business -- Sales, Marketing and Distribution."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. With the exception of policies covering John T. Connor and Jeffery L. Fuller, the Company does not maintain any key-person life insurance policies. The Company believes that its future success will depend in part on its ability to attract, motivate and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will successfully attract, motivate or retain such personnel. See "Management."

DEPENDENCE ON SUPPLIERS

     Most of the Company's current and proposed products require essential electronic components supplied by outside vendors. Certain components may be available from only one supplier and may occasionally be in short supply. For example, in late 1993 and early 1994, there was a shortage of certain Motorola surface-mount microprocessors, which resulted in a 47% increase in the cost of these components over a period of approximately seven months. The Company's inability to obtain key components could result in lost sales, the need to maintain excessive inventory levels and higher component costs, which could increase the cost of producing the Company's products and result in a material adverse effect on the Company.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company has experienced and expects to continue to experience quarterly variations in revenues and net income as a result of many factors, including the timing of customer orders, the timing of the introduction of new products, general economic conditions and the timing and mix of product sales. Due to the buying patterns of governmental customers, revenues for the first quarter tend to be lower than revenues for the fourth quarter of the preceding year. In addition, the Company's anticipated expansion will result in significant fixed costs that will be recognized before any related revenues are realized, which could adversely affect the Company's quarterly operating results. The Company does not maintain a significant backlog and is dependent upon the receipt of current customer orders. Any deferral of customer purchasing decisions or delays in shipments can produce significant variations in the Company's quarterly results. The impact of such decisions can be especially significant in the case of government orders, which tend to be quite large. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

REGULATORY ENVIRONMENT

     Wireless communications and data encryption products are subject to regulation by United States and foreign laws and international treaties. The regulatory environment is inherently uncertain and changes in the regulatory structure and laws and regulations can adversely affect the Company and its customers. Such changes could make existing or planned products of the Company obsolete or unsaleable in one or more markets, which would have a material adverse effect on the Company. Recently, President Clinton issued an Executive Order removing most encryption products from the "munitions" list and transferring jurisdiction over the export of such products from the Department of State to the Department of Commerce. See "-- Risks Associated with International Sales" and "Business -- Government Regulation and Export Controls."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY RIGHTS; RISK OF THIRD-PARTY CLAIMS OF INFRINGEMENT

     The Company currently holds one patent and has filed applications for nine additional patents since 1995. Although the Company assesses the advisability of patenting any technological development, it has historically relied primarily on copyright and trade secret law, as well as employee and third party non-disclosure agreements, to protect its proprietary intellectual property and rights. The protection afforded by such means is not as complete as patent protection. In addition, the laws of some countries do not protect trade secrets. The inability of the Company to preserve its proprietary intellectual property and rights could have a material adverse effect on the Company.

     In addition, the information security and wireless communications industries in which the Company sells its products are characterized by substantial litigation and assertions of claims regarding patent and other intellectual property rights. At various times over the last several years, most recently in December 1996, Ericsson has notified the APCO 25 Project Steering Committee and certain current and proposed manufacturers of APCO 25 products (including the Company, Motorola and E.F. Johnson Co.) that it believes that products complying with the APCO 25 standard will necessarily infringe various Ericsson patents and that APCO 25 manufacturers must obtain licenses under such patents. The Company does not believe that the APCO 25 standard or any of the Company's products infringe the relevant Ericsson patents or any valid intellectual property right of others. However, there can be no assurance that Ericsson will not continue to assert these or other claims of patent infringement or other wrongful conduct against the APCO 25 standard, manufacturers of APCO 25 products, including the Company, or present or future products of the Company, or that Ericsson would license its technology to the Company or other manufacturers. Further, there can be no assurance that any litigation which may be instituted in the future by Ericsson or any other party alleging infringement of intellectual property rights or other wrongful conduct will not have an adverse effect upon the Company, including the imposition of monetary damages, expenses of litigation, diversion of management and other resources and injunction against continued manufacture, use or sale of certain processes or products. See "Business -- Intellectual Property."

CONTROL BY EXISTING STOCKHOLDERS

     Upon completion of this offering, the Company's existing stockholders will own beneficially, in the aggregate, approximately 59.6% of the Company's outstanding Common Stock (assuming no exercise of the Underwriters' over-allotment option). These stockholders will have the ability to control the outcome of all corporate actions requiring stockholder approval and the election of the Company's directors. See "Principal and Selling Stockholders."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF SHARE PRICES

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop after this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     Market prices for securities of new companies in general, and technology companies in particular, tend to be highly volatile. The trading price of the Common Stock may fluctuate widely in response to quarterly variations in operating results, announcements of technical innovations or new products by the Company or companies in the same or closely related fields, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, general stock market and economic conditions, and other events or factors which may be unrelated to the operating performance of the Company.

DILUTION


     Purchasers of shares of Common Stock in this offering will suffer immediate and substantial dilution in the net tangible book value per share of Common Stock of $7.29 per share, assuming an initial price of $10.50 per share (the midpoint of the estimated range of the initial public offering price). See "Dilution."


DIVIDENDS

     No dividends have been paid on the Common Stock to date and the Company does not anticipate paying dividends in the foreseeable future. See "Dividend Policy."

UNALLOCATED NET PROCEEDS

     The Company has not yet identified specific uses for the substantial majority of the estimated net proceeds from this offering. Pending the identification of such uses, the Company expects that it will invest the net proceeds in short-term investment grade, interest-bearing instruments and use a portion of the net proceeds for working capital, repayment of certain long-term debt and general corporate purposes. The Company will have discretion in the use and investment of such proceeds. See "Use of Proceeds."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 9,283,078 shares of Common Stock, of which the 2,500,000 shares offered hereby by the Company and the 1,250,000 shares offered hereby by the Selling Stockholders will, subject to certain exceptions, be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 5,533,078 shares of Common Stock are "restricted" securities under the Securities Act, which the Company believes must, under current law, be held until at least June 30, 1998. All of the Company's existing stockholders have agreed not to sell any Common Stock for a period of 180 days after this offering without the consent of Dain Bosworth Incorporated. An aggregate of 1,200,000 shares of Common Stock have been reserved for issuance under the Company's 1996 Stock Incentive Plan. As of September 30, 1996, 716,916 shares of Common Stock were issuable upon exercise of vested stock options granted by the Company prior to the date of this Prospectus and 325,000 shares will be issuable pursuant to options to be granted upon the effectiveness of this offering. In addition, the Company intends, as soon as practicable after the consummation of this offering, to file a registration statement on Form S-8 under the Securities Act covering the 1,200,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan. Future sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could have a material adverse effect on the prevailing market price for the Company's Common Stock. See "Shares Eligible for Future Sale" and "Management -- 1996 Stock Incentive Plan."

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company in this offering are estimated to be $23.5 million, based on an assumed offering price of $10.50 per share (the midpoint of the estimated range of the initial public offering price in this offering) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."



     The Company intends to use approximately $1.2 million of the net proceeds of this offering to repay the Company's indebtedness on certain term notes with variable interest rates ranging from 8.25% to 8.75% as of September 30, 1996 and maturities ranging between 1998 and 2000. The approximately $22.3 million of remaining net proceeds are expected to be used for working capital and other general corporate purposes and to support the Company's business strategy, including enhancement of the Company's sales and distribution capabilities and capital expenditures to expand the Company's manufacturing facilities. The Company may also use a portion of the net proceeds to fund acquisitions of, or investments in, complementary businesses, products or technologies. Although the Company frequently reviews potential acquisition and investment opportunities, there are no current plans or agreements with respect to any such transaction, and no portion of the net proceeds has been allocated for any particular acquisition or investment. The amounts actually expended by the Company for any of these purposes may vary significantly depending on a number of factors, including future revenue growth, the amount of cash generated by the Company's operations and the progress of the Company's development efforts. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.


                                DIVIDEND POLICY

     Although the Company's predecessor, a limited partnership, had made distributions primarily to cover its partners' attributed tax liabilities, the Company, since its reorganization as a corporation in June 1996, has not declared or paid any cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1996 and on an as-adjusted basis to reflect the sale of 2,500,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $10.50 per share (the midpoint of the estimated range of the initial public offering price in this offering) and the application of estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus:



                                                                           SEPTEMBER 30, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                             (IN THOUSANDS)
Long-term debt and capitalized lease obligations, net of current
  portion(1)...........................................................  $ 1,510       $   855
Stockholders' equity:
  Preferred Stock, $0.01 par value, 3,000,000 shares authorized, none
     issued and outstanding(2).........................................       --            --
  Common Stock, $0.01 par value, 19,400,000 voting shares authorized,
     6,565,536 issued and outstanding, actual; 600,000 non-voting shares authorized, 217,542 issued and outstanding, actual;
     9,065,536 voting shares issued and outstanding, as adjusted;
     217,542 non-voting shares issued and outstanding, as
     adjusted(2).......................................................       52            93
  Additional paid-in capital(3)........................................    9,699        33,171
  Retained deficit(3)..................................................   (3,230)       (3,230)
                                                                         -------       -------
          Total stockholders' equity...................................    6,521        30,034
                                                                         -------       -------
Total capitalization...................................................  $ 8,031       $30,889
                                                                         =======       =======


---------------

(1) See Notes 6 and 7 of Notes to Consolidated Financial Statements.

(2) Shares issued and outstanding excludes 716,916 shares of Common Stock reserved for issuance upon exercise of options outstanding as of September 30, 1996 under the Company's stock option plan at a weighted average exercise price of $1.81 per share and 325,000 shares issuable pursuant to options to be granted upon the effectiveness of this offering at an exercise price equal to the initial price to the public. See "Management -- 1996 Stock Incentive Plan" and Note 13 of Notes to Consolidated Financial Statements.

(3) Reflects a non-recurring, non-cash compensation expense of $5.4 million resulting from the vesting in September 1996 of 716,916 stock options for 10 executive officers and key employees of the Company at a weighted average exercise price of $1.81 per share, and the accrual of a special compensation expense of $210,000 in September 1996, which is payable to the Company's Chief Executive Officer. See "Management -- 1996 Stock Incentive Plan" and "Management -- Employment Agreements."

                                    DILUTION


     The net tangible book value of the Company as of September 30, 1996 was $6.3 million or approximately $0.93 per share. Net tangible book value per share is determined by dividing the Company's net tangible book value (total tangible assets less total liabilities) by the shares of Common Stock outstanding. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the net tangible book value per share of Common Stock immediately after completion of the offering. After giving effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed offering price of $10.50 per share (the midpoint of the estimated range of the initial public offering price in this offering) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of September 30, 1996 would have been $29.8 million or $3.21 per share. This represents an immediate increase in net tangible book value of $2.28 per share to existing stockholders and an immediate dilution in net tangible book value of $7.29 per share to the purchasers of Common Stock in this offering, as illustrated in the following table:



    Initial public offering price per share.............................            $10.50
      Net tangible book value per share as of September 30, 1996........  $0.93
      Increase in net tangible book value per share attributable to new
         investors......................................................   2.28
                                                                          -----
    Net tangible book value per share after offering....................              3.21
                                                                                    ------
    Dilution per share to new investors.................................            $ 7.29
                                                                                    ======


     The foregoing table assumes no exercise of the Underwriters' over-allotment option or of any outstanding stock options to purchase Common Stock of the Company.


     The following table sets forth, on a pro forma basis as of September 30, 1996, the difference in the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the Company's existing stockholders and the new investors in this offering. The calculations in this table with respect to shares of Common Stock to be purchased by new investors in this offering reflect the assumed initial public offering price of $10.50 per share before deducting the underwriting discounts and commissions.



                                           SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                         ---------------------     -----------------------       PRICE
                                          NUMBER       PERCENT       AMOUNT        PERCENT     PER SHARE
                                         ---------     -------     -----------     -------     ---------
Existing stockholders(1)...............  6,783,078       73.1%     $ 7,864,123       23.1%       $ 1.16
New investors(1).......................  2,500,000       26.9       26,250,000       76.9         10.50
                                         ---------      -----      -----------      -----        ------
          Total........................  9,283,078      100.0%     $34,114,123      100.0%       $ 3.67
                                         =========      =====      ===========      =====        ======


---------------

(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 5,533,078, or 59.6% (or 53.5% if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock to be outstanding after this offering, and will increase the number of shares to be purchased by new investors to 3,750,000, or 40.4% (or 46.5% if the Underwriters' over-allotment option is exercised in full) of the total shares of Common Stock to be outstanding. See "Principal and Selling Stockholders."

     The foregoing tables and calculations exclude 716,916 shares of Common Stock issuable upon exercise of outstanding stock options as of September 30, 1996, with a weighted average exercise price of $1.81 per share. See "Management -- 1996 Stock Incentive Plan" and Note 13 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of the Company is qualified by reference to and should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The Consolidated Statements of Income (Loss) data for the years ended December 31, 1993, 1994 and 1995 and the Consolidated Balance Sheet data as of December 31, 1994 and 1995 are derived from, and are qualified by reference to, the audited Consolidated Financial Statements of the Company included elsewhere in this Prospectus. The Consolidated Statements of Income (Loss) data for the year ended December 31, 1992 and the Consolidated Balance Sheet data as of December 31, 1991, 1992 and 1993 are derived from audited financial statements not included herein. The Consolidated Statements of Income (Loss) data for the one-month period ended December 31, 1991 (the first fiscal period of the Company's operations subsequent to the acquisition of the Company's business by current stockholders) and for the nine-month periods ended September 30, 1995 and 1996, and the Consolidated Balance Sheet data as of September 30, 1996, are derived from unaudited financial statements that include all adjustments (consisting of normal recurring adjustments and accruals) that the Company considers necessary for a fair presentation of the consolidated financial data included herein, in accordance with generally accepted accounting principles. The Consolidated Statement of Income (Loss) for the nine months ended September 30, 1996 is not necessarily indicative of the results for the entire fiscal year.

                                                                                    NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                   --------------------------------------------     ------------------
                                   1991(1)    1992     1993     1994     1995        1995       1996
                                   -------   ------   ------   ------   -------     -------   --------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME (LOSS) DATA:
Revenues..........................  $ 224    $4,974   $6,900   $9,155   $ 8,128     $ 5,358   $  9,275
Cost of sales.....................     79     1,236    1,616    2,901     2,983       2,267      2,886
                                    -----    -------  -------  -------  -------     -------   --------
Gross profit......................    145     3,738    5,284    6,254     5,145       3,091      6,389
Operating expenses:
  Research and development........     43       963    1,138    1,180     1,953       1,362      1,686
  Sales and marketing.............     52       656      982    1,590     2,109       1,456      1,506
  General and administrative......     49     1,472    1,151    1,074     1,191         807      1,052
  Amortization of intangible
     assets(2)....................     89     1,100    1,092    1,092     1,093         829        819
  Special compensation
     expense(3)...................     --        --       --       --        --          --      5,568
                                    -----    -------  -------  -------  -------     -------   --------
     Total operating expenses.....    233     4,191    4,363    4,936     6,346       4,454     10,631
                                    -----    -------  -------  -------  -------     -------   --------
Income (loss) from
  operations(4)...................    (88)     (453)     921    1,318    (1,201)     (1,363)    (4,242)
Interest expense, net.............     --       143      133      111       137          95         79
Provision (benefit) for income
  taxes(5)........................     --        --       --       --        --          --     (1,758)
                                    -----    -------  -------  -------  -------     -------   --------
Net income (loss)(4)..............  $ (88)   $ (596)  $  788   $1,207   $(1,338)    $(1,458)  $ (2,563)
                                    =====    =======  =======  =======  =======     =======   ========
Income (loss) before pro forma
  taxes...........................                                      $(1,338)    $(1,458)  $ (4,321)
Pro forma provision (benefit) for
  income taxes(5).................                                         (497)       (541)    (1,623)
                                                                        -------     -------   --------
Pro forma net loss(4).............                                      $  (841)    $  (917)  $ (2,698)
                                                                        =======     =======   ========
Pro forma net loss per
  share(4)(6).....................                                      $ (0.12)    $ (0.13)  $  (0.38)
                                                                        =======     =======   ========
Shares used to compute net loss
  per share(6)....................                                        7,013       7,013      7,013

                                                           DECEMBER 31,
                                            ------------------------------------------   SEPTEMBER 30,
                                             1991     1992     1993     1994     1995        1996
                                            ------   ------   ------   ------   ------   -------------
                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital............................ $   53   $  436   $1,726   $3,353   $1,684      $ 2,139
Total assets...............................  8,353    7,741    7,908    9,627    7,523       10,891
Long-term debt and capitalized lease
  obligations, net of current portion......  2,560    2,552    2,035    2,164    1,847        1,510
Stockholders' equity.......................  4,862    3,821    4,599    5,945    3,907        6,521

---------------

(1) Reflects operations for the one-month period ended December 31, 1991, which was the first fiscal period of the Company's operations after acquisition of the Company's business by current stockholders.
(2) Reflects the amortization of intangible assets related to the acquisition of the Company's business in December 1991. These intangible assets were fully amortized as of November 30, 1996, and thus no such amortization expense will be incurred subsequent to November 30, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Results of Operations -- Amortization of Intangible Assets."
(3) Represents a non-recurring, non-cash compensation expense of $5.4 million resulting from the vesting in September 1996 of 716,916 stock options for 10 executive officers and key employees of the Company at a weighted average exercise price of $1.81 per share, and the accrual of a special compensation expense of $210,000 in September 1996, which is payable to the Company's Chief Executive Officer. See "Management -- 1996 Stock Incentive Plan" and "Management -- Employment Agreements."
(4) Excluding the special compensation expense of $5.6 million, income (loss) from operations, net income (loss), pro forma net income (loss) and pro forma net income (loss) per share would have been $1.3 million, $1.2 million, $1.0 million and $0.15, respectively, for the nine-month period ended September 30, 1996.
(5) Prior to June 30, 1996, the Company operated as a partnership. The pro forma provision for income taxes reflects the provision for income taxes as if the Company had been taxed as a Subchapter "C" corporation under the Internal Revenue Code.
(6) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute pro forma net income (loss) per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus, including the following Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere herein.

OVERVIEW

     The Company commenced operations in 1978 to manufacture and distribute embedded voice privacy and specialized signaling add-on devices for LMR users. In December 1991, an investor group led by John T. Connor, the Company's current Chairman and Chief Executive Officer, acquired substantially all of the assets of the Company and certain intellectual property rights held by the Company's founders, creating intangible assets of approximately $5.5 million, which the Company amortized on a straight-line basis over a 60-month period ending November 30, 1996. Following the acquisition, management took steps to diversify the Company's product lines and further exploit the Company's core competencies in information security technologies.

     In late 1993, the Company began marketing system-wide security upgrades to large users of wireless communications, particularly foreign public safety and government users. Primarily as a result of such sales to these foreign customers, revenues in 1994 and 1995 generally increased while gross margins were reduced by the lower unit prices associated with these larger orders. The Company's gross margins were also negatively impacted during this period by a worldwide shortage of surface-mount microprocessors of the type used in the Company's add-on scrambling modules, which increased the Company's component costs. In mid-1994, the Company began purchasing components from a large electronics component distributor, which contributed to a gradual improvement in the Company's access to such components and reduced component costs.

     In order to take advantage of the growing demand for digital communications, in 1993 the Company started to invest in digital product and technology research and development. In September 1994, the Company began developing an APCO 25 compliant hand-held digital LMR. In connection with the development of this new product, the Company hired 11 additional technical personnel to focus on basic digital research and product development. In order to help finance these additional research and development expenditures, in September 1994, the Company raised $1.0 million through the sale of additional equity to its existing equityholders. As a result of these development efforts, the Company introduced a digital landline telephone encryptor in October 1995 and an APCO 25 compliant digital hand-held radio in August 1996, and plans to introduce additional digital products in 1997.

     In 1995, the Company's growth was interrupted when the Company experienced a reduction in annual revenues and profitability before amortization of intangible assets. The Company believes that these results were primarily attributable to management conflict over the future direction and control of the Company, which led to a management restructuring commencing in the second quarter of 1995 that resulted in the departure of five executive officers. The Company believes that these factors diverted management attention from day-to-day operations, which negatively impacted operating results, particularly in the first half of 1995. In addition, the Company incurred direct expenditures in 1995 of approximately $305,000 in severance payments and recruiting and relocation costs for new executives in connection with the restructuring.

     The Company has benefited and continues to benefit from state tax credits arising from a 1993 agreement with the State of Nebraska, which results in annual state income tax credits through 1999. In addition, the Company utilizes its foreign sales corporation subsidiary located in Guam to exempt from income taxation a portion of the Company's foreign sales income. See "Provision for Income Taxes."

RESULTS OF OPERATIONS

     The following table sets forth certain Consolidated Statements of Income
(Loss) information as a percentage of revenues during the periods indicated:

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                   YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                 ---------------------------      ----------------
                                                 1993       1994       1995       1995       1996
                                                 -----      -----      -----      -----      -----
Revenues.......................................  100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales..................................   23.4       31.7       36.7       42.3       31.1
                                                 -----      -----      -----      -----      -----
Gross profit...................................   76.6       68.3       63.3       57.7       68.9
Operating expenses:
  Research and development.....................   16.5       12.9       24.0       25.4       18.2
  Sales and marketing..........................   14.2       17.4       26.0       27.2       16.2
  General and administrative...................   16.7       11.7       14.7       15.0       11.4
  Amortization of intangible assets............   15.8       11.9       13.4       15.5        8.8
  Special compensation expense.................     --         --         --         --       60.0
                                                 -----      -----      -----      -----      -----
          Total operating expenses.............   63.2       53.9       78.1       83.1      114.6
Income (loss) from operations..................   13.4       14.4      (14.8)     (25.4)     (45.7)
Interest expense, net..........................    1.9        1.2        1.7        1.8        0.9
Provision (benefit) for income taxes...........     --         --         --         --      (19.0)
                                                 -----      -----      -----      -----      -----
Net income (loss)..............................   11.5%      13.2%     (16.5)%    (27.2)%    (27.6)%
                                                 =====      =====      =====      =====      =====
Income (loss) before pro forma income taxes....                        (16.5)     (27.2)     (46.6)
Pro forma provision (benefit) for income
  taxes........................................                         (6.1)     (10.1)     (17.5)
                                                                       -----      -----      -----
Pro forma net loss.............................                        (10.4)%    (17.1)%    (29.1)%
                                                                       =====      =====      =====

  Revenues

     The Company recognizes revenues upon shipment of products to its customers. Revenues increased to $9.3 million in the nine months ended September 30, 1996 from $5.4 million in the nine months ended September 30, 1995. This increase was attributable primarily to revenues during the 1996 period associated with several large new sales contracts, including the commencement of shipments of socket scramblers to Motorola. In addition, revenues for the nine months ended September 30, 1995 were negatively impacted due to management conflicts over the future direction and control of the Company, which led to a management restructuring commencing in the second quarter of 1995 and resulted in the departure of five senior executive officers.

     Revenues declined to $8.1 million in 1995 from $9.2 million in 1994, due primarily to lower sales volumes in the first half of 1995, which management believes resulted primarily from the internal management conflicts discussed above. Revenues increased to $9.2 million in 1994 from $6.9 million in 1993, due primarily to several significant international orders in 1994.

     International sales as a percentage of revenues were 57.3% and 65.2% during the nine-month periods ended September 30, 1996 and 1995, respectively, and 71.4%, 57.3% and 39.0% in 1995, 1994 and 1993, respectively. The Company believes that the proportion of international sales in 1995 was unusually high, reflecting large sales to Egypt and Turkey and lower domestic sales. The Company anticipates that international sales will continue to represent a significant portion of revenues in the future, although domestic sales may increase as a percentage of revenues in the future due to an increased marketing emphasis on domestic sales, including scrambler sales to Motorola, and the introduction and expanded marketing domestically of the Company's current and proposed digital radio products in 1997.

  Gross Profit

     Cost of sales includes materials, labor, depreciation and overhead costs associated with the production of the Company's products, as well as shipping, royalty and warranty product costs. Gross profit increased to $6.4 million in the nine months ended September 30, 1996 from $3.1 million in the nine months ended September 30, 1995. In addition, gross margin increased to 68.9% in the nine months ended September 30, 1996 from 57.7% in the same period in 1995, due primarily to greater revenues in the nine months ended September 30, 1996 without a comparable increase in fixed overhead costs. In addition, gross margins were negatively impacted during the 1995 period due to the sale to international customers of large system-wide security upgrades at reduced unit prices. The Company began shipment of its first stand-alone products in September 1996, which generally have lower gross margins than add-on products. To the extent that sales of stand-alone products increase in the future relative to add-on product sales, gross margins are likely to decline.

     Gross profit was $5.1 million, $6.3 million and $5.3 million in 1995, 1994 and 1993, respectively. Gross margin declined to 63.3% in 1995 from 68.3% in 1994, due primarily to lower sales volumes during the first six months of 1995 without a comparable decline in fixed overhead costs. Gross margin declined to 68.3% in 1994 from 76.6% in 1993, due primarily to increased system-wide sales to international customers at reduced unit prices and the shortage of surface-mount microprocessors.

  Research and Development

     Research and development expenses consist primarily of the costs associated with research and development personnel, materials and the depreciation of research and development equipment and facilities. The Company expenses all research and development costs as they are incurred. Research and development expenses increased to $1.7 million in the nine months ended September 30, 1996 from $1.4 million in the same period in 1995. This increase was due primarily to expenses related to the development of the Company's APCO 25 digital LMRs and the related development of internal manufacturing capabilities for certain radio components. Research and development expenses as a percentage of revenues decreased to 18.2% from 25.4% over this period, due to greater revenues in the nine months ended September 30, 1996. The Company anticipates that it will continue to devote increased resources to research and development during 1997.

     Research and development expenses increased to $2.0 million in 1995 from $1.2 million in 1994 and $1.1 million in 1993. These increases were due primarily to the commencement of development of the Company's APCO 25 compliant digital LMRs, which began in September 1994, and the expanded development of telephone security product lines. Research and development expenses as a percentage of revenues were 24.0%, 12.9% and 16.5% in 1995, 1994 and 1993, respectively.

  Sales and Marketing

     Sales and marketing expenses consist primarily of salaries and related costs of sales personnel, including sales commissions and travel expenses, and costs of advertising, public relations, seminars and trade show participation. Sales and marketing expenses remained constant at $1.5 million in each of the first nine months of 1996 and 1995. Sales and marketing expenses decreased as a percentage of revenues to 16.2% during the nine months ended September 30, 1996 from 27.2% in the same period in 1995, due primarily to the increase in revenues during the 1996 period. The Company expects to increase its sales and marketing expenditures significantly during 1997 through the addition of direct sales and marketing personnel, primarily to support the introduction of new products, including digital radios.

     Sales and marketing expenses increased to $2.1 million in 1995 from $1.6 million in 1994 and $982,000 in 1993. These increases were due primarily to an increase in personnel and associated expenses relating to the development of international markets and distribution channels. Sales and marketing expenses as a percentage of revenues were 26.0%, 17.4% and 14.2% in 1995, 1994 and 1993, respectively. The percentage increase from 1994 to 1995 was also due in part to the Company's lower revenues in 1995.

  General and Administrative

     General and administrative expenses consist primarily of salaries and other expenses associated with the Company's management, accounting, finance and administrative functions. General and administrative expenses increased to $1.1 million in the nine months ended September 30, 1996 from $807,000 in the same period in 1995. This increase was attributable primarily to expenses associated with completing the restructuring of the senior management team begun in 1995, including recruiting and relocation of several additional senior managers. The Company expects to incur additional increases in general and administrative expenses in 1997 due to costs associated with maintaining its status as a publicly-held company and upgrades to the Company's management information systems. General and administrative expenses as a percentage of revenues decreased to 11.4% in the nine months ended September 30, 1996 from 15.0% in the same period in 1995.

     General and administrative expenses remained generally constant at $1.2 million, $1.1 million and $1.2 million in 1995, 1994 and 1993, respectively. General and administrative expenses as a percentage of revenues were 14.7%, 11.7% and 16.7% in 1995, 1994 and 1993, respectively.

  Amortization of Intangible Assets

     Intangible assets consist primarily of the costs associated with the acquisition of the Company's business in December 1991, including proprietary technology licenses, non-competition agreements and goodwill. The Company amortized these intangible assets on a straight-line basis over a 60-month period ending November 30, 1996, which resulted in an amortization expense of $1.1 million in each of 1995, 1994 and 1993, and approximately $820,000 in each of the first nine months of 1996 and 1995. These intangible assets were fully amortized as of November 30, 1996, and thus no such amortization expense will be incurred subsequent to November 30, 1996.

  Special Compensation Expense

     In September 1996, the Company incurred a non-recurring, non-cash compensation expense of $5.4 million, resulting from the vesting in September 1996 of 716,916 stock options for 10 executive officers and key employees of the Company at a weighted average exercise price of $1.81 per share, and a special compensation expense of $210,000 payable to the Company's Chief Executive Officer. Excluding the special compensation expense of $5.6 million, income
(loss) from operations, net income (loss), pro forma net income (loss) and pro forma net income (loss) per share would have been $1.3 million, $1.2 million, $1.0 million and $0.15, respectively, for the nine-month period ended September 30, 1996. See "Management -- 1996 Stock Incentive Plan" and
"Management -- Employment Agreements."

  Interest Expense, Net

     Net interest expense consists of interest expense, including amounts payable on the Company's term loans, net of interest income, including interest earned on cash and investable funds. Net interest expense remained relatively constant at $80,000 in the nine months ended September 30, 1996, a decrease from $94,000 in the same period in 1995. Net interest expense was $137,000, $111,000 and $134,000 in 1995, 1994 and 1993, respectively.

  Provision for Income Taxes

     Prior to June 1996, the Company was organized as a partnership, and therefore was not subject to income taxation except to the extent that its earnings were attributed to its partners. The Company's benefit for income taxes subsequent to reorganization as a corporation for the three-month period ended September 30, 1996 was $(1.8) million, primarily resulting from a deferred tax benefit in connection with the stock option related special compensation expense of $5.4 million.

     The Company benefits from state tax credits arising from a 1993 agreement with the State of Nebraska (the "Nebraska Agreement") to create at least 30 new jobs and invest at least $3.0 million in new equipment prior to December 31, 1999. This agreement results in annual state income tax credits through 1999 of ten percent of the purchase price of new equipment and a refund of Nebraska sales taxes (currently at a rate of 6.5%) paid on purchases of new equipment during each year and, beginning on January 1, 1996, a credit of five percent of the annual compensation paid to the new employees exceeding the base year's aggregate compensation. Such credits amounted to $454,000 in the first six months of 1996, of which $80,000 is currently available to the Company, while the balance was accrued to the partners of the Company's predecessor limited partnership. The Company believes that sufficient tax credits will be available through the life of the Nebraska Agreement to offset the Company's expected Nebraska state income tax liability during such period. In addition, the Company utilizes its foreign sales corporation ("FSC") subsidiary located in Guam to exempt from income taxation a portion of the Company's foreign sales income.

  Recently Issued Accounting Standards

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation." SFAS No. 123 allows companies to continue the current method of accounting for stock-based compensation plans under APB Opinion No. 25 or adopt the fair value based method contained in SFAS No. 123. The Company plans to continue to account for its stock-based compensation under APB Opinion No. 25.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited financial information in dollars and as a percentage of revenues for the seven quarters ended September 30, 1996. In the opinion of the Company's management, this information has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited results set forth herein. The operating results for any quarter are not necessarily indicative of results for any subsequent period or for the entire fiscal year.

                                                                               QUARTER ENDED
                                           --------------------------------------------------------------------------------------
                                           MARCH 31,   JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,   JUNE 30,  SEPTEMBER 30,
                                             1995        1995        1995           1995        1996        1996        1996
                                           ---------   --------  -------------  ------------  ---------   --------  -------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..................................  $ 1,460     $1,562      $ 2,336        $2,770      $ 2,580     $3,148      $ 3,547
Cost of sales.............................      646        761          859           716          911        939        1,036
                                             ------     ------       ------        ------       ------     ------       ------
Gross profit..............................      814        801        1,477         2,054        1,669      2,209        2,511
Operating expenses:
  Research and development................      397        457          508           591          436        649          601
  Sales and marketing.....................      509        411          535           654          431        404          671
  General and administrative..............      285        265          258           383          350        345          357
  Amortization of intangible assets(1)....      273        280          277           263          276        270          273
  Special compensation expense(2).........       --         --           --            --           --         --        5,568
                                             ------     ------       ------        ------       ------     ------       ------
    Total operating expenses..............    1,464      1,413        1,578         1,891        1,493      1,668        7,470
                                             ------     ------       ------        ------       ------     ------       ------
Income (loss) from operations(3)..........     (650)      (612)        (101)          163          176        541       (4,959)
Interest expense, net.....................       29         24           42            43           18         32           29
Provision for income taxes(4).............       --         --           --            --           --         --       (1,758)
                                             ------     ------       ------        ------       ------     ------       ------
Net income (loss)(3)......................  $  (679)    $ (636)     $  (143)       $  120      $   158     $  509      $(3,230)
                                             ======     ======       ======        ======       ======     ======       ======
Income (loss) before pro forma taxes......  $  (679)    $ (636)     $  (143)       $  120      $   158     $  509      $(4,988)
Pro forma provision (benefit) for income
  taxes...................................     (252)      (236)         (53)           45           38         97       (1,758)
                                             ------     ------       ------        ------       ------     ------       ------
Pro forma net income (loss)(3)............  $  (427)    $ (400)     $   (90)       $   75      $   120     $  412      $(3,230)
                                             ======     ======       ======        ======       ======     ======       ======
Pro forma net income (loss) per
  share(3)(5).............................  $ (0.06)    $(0.06)     $ (0.01)       $ 0.01      $  0.02     $ 0.06      $ (0.46)
                                             ======     ======       ======        ======       ======     ======       ======
Shares used to compute net income (loss)
  per share(5)............................    7,013      7,013        7,013         7,013        7,013      7,013        7,013
                                             ======     ======       ======        ======       ======     ======       ======
                                                                        AS A PERCENTAGE OF REVENUES
                                            ----------------------------------------------------------------------------------
Revenues..................................    100.0%     100.0%       100.0%        100.0%       100.0%     100.0%       100.0%
Cost of sales.............................     44.3       48.7         36.8          25.9         35.3       29.8         29.2
                                             ------     ------       ------        ------       ------     ------       ------
Gross margin..............................     55.7       51.3         63.2          74.1         64.7       70.2         70.8
Operating expenses:
  Research and development................     27.2       29.3         21.7          21.3         16.9       20.6         16.9
  Sales and marketing.....................     34.8       26.3         23.0          23.6         16.7       12.8         18.9
  General and administrative..............     19.5       17.0         11.0          13.8         13.6       11.0         10.1
  Amortization of intangible assets(1)....     18.7       17.9         11.8           9.5         10.7        8.6          7.7
  Special compensation expense(2).........       --         --           --            --           --         --        157.0
                                             ------     ------       ------        ------       ------     ------       ------
    Total operating expenses..............    100.2       90.5         67.5          68.2         57.9       53.0        210.6
                                             ------     ------       ------        ------       ------     ------       ------
Income (loss) from operations(3)..........    (44.5)     (39.2)        (4.3)          5.9          6.8       17.2       (139.8)
Interest expense, net.....................      2.0        1.5          1.8           1.6          0.7        1.0          0.8
Provision for income taxes(4).............       --         --           --            --           --         --        (49.6)
                                             ------     ------       ------        ------       ------     ------       ------
Net income (loss)(3)......................    (46.5)%    (40.7)%       (6.1)%         4.3%         6.1%      16.2%       (91.0)%
                                             ======     ======       ======        ======       ======     ======       ======

---------------

(1) Reflects the amortization of intangible assets related to the acquisition of the Company's business in December 1991. These intangible assets were fully amortized as of November 30, 1996, and thus no such amortization expense will be incurred subsequent to November 30, 1996. See "-- Results of Operations -- Amortization of Intangible Assets."

(2) Represents a non-recurring, non-cash compensation expense of $5.4 million resulting from the vesting in September 1996 of 716,916 stock options for 10 executive officers and key employees of the Company at a weighted average exercise price of $1.81 per share, and the accrual of a special compensation expense of $210,000 in September 1996, which is payable to the Company's Chief Executive Officer. See "Management -- 1996 Stock Incentive Plan" and "Management -- Employment Agreements."


(3) Excluding the special compensation expense of $5.6 million, income (loss) from operations, net income (loss), pro forma net income (loss) and pro forma net income (loss) per share would have been $609,000, $517,000, $517,000 and $0.07, respectively, for the three months ended September 30, 1996.


(4) Prior to June 30, 1996, the Company operated as a partnership. The pro forma provision for income taxes reflects the provision for income taxes as if the Company had been taxed as a Subchapter "C" corporation under the Internal Revenue Code.

(5) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used to compute pro forma net income (loss) per share.

     The Company historically has experienced, and in the future expects to continue to experience, substantial variability in its revenues and profitability from quarter to quarter. The level of revenues in a particular quarter vary primarily based upon the timing of large purchase orders, due principally to the seasonal nature of governmental budgeting processes and the needs of competing budgetary concerns of its customers during the year. Other factors which affect the level of revenues in a particular quarter include the timing of the introduction of new products, general economic conditions, the timing and mix of product sales and specific economic conditions in the information security and wireless communications industries. In addition, due to the buying patterns of the Company's federal and state agency customers, revenues for the first quarter of the Company's fiscal year tend to be lower than revenues for the fourth quarter of the preceding year. The Company believes that its quarterly results are likely to vary for the foreseeable future. See "Risk Factors -- Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations and met its capital requirements primarily through cash flow generated from operations, short-term borrowings, long-term debt and an additional capital investment from its investors. The Company's operating activities generated cash of $1.4 million, $55,000, $2.9 million and $1.4 million in the nine months ended September 30, 1996 and in 1995, 1994 and 1993, respectively. Cash provided by operating activities in the nine months ended September 30, 1996 consisted primarily of a net loss plus depreciation and amortization and the special compensation expense and an increase in accounts payable, offset in part by an increase in accounts receivable, inventory and deferred tax assets. Cash provided by operating activities in 1995 consisted primarily of a net loss plus depreciation and amortization and an increase in accrued expenses, offset in part by an increase in accounts receivable and a decrease in accounts payable. Cash provided by operating activities in 1994 consisted primarily of net income plus depreciation and amortization and a decrease in accrued expenses, offset in part by increases in accounts receivable, inventory and prepaid and other assets.

     The deferred tax assets totaling $1.9 million (which resulted primarily from the stock option related special compensation expense of $5.4 million incurred in September 1996) were 17.9% and 29.9% of total assets and stockholders' equity, respectively, at September 30, 1996. Based on the current level of taxable income, management believes that it is more likely than not that future taxable income will be sufficient to fully utilize all deferred tax assets recorded.

     Cash used for investing activities is attributable primarily to capital expenditures, which totaled $1.4 million, $1.3 million, $1.7 million and $591,000 in the nine months ended September 30, 1996 and in 1995, 1994 and 1993, respectively. Capital expenditures consisted primarily of computer and networking equipment, office furniture and manufacturing equipment and, in 1994, expenses related to the construction of the Company's Lincoln facility. In August 1996, the Company began construction of a 21,000 square foot expansion of its existing Lincoln facility at an estimated final cost of $1.0 million, primarily to accommodate additional manufacturing capacity. The expansion is expected to be completed in the first half of 1997. As of September 30, 1996, the Company had no additional firm commitments for capital expenditures, but the Company expects to purchase additional computer equipment and replace its current management information system in 1997.

     Financing activities have consisted primarily of borrowings under and payments on an industrial development revenue bond issue (the "IDR") arranged through the Nebraska Investment Finance Authority, two term notes, an installment note secured by equipment and a bank line of credit. Additionally, in September 1994, the Company received an additional $1.0 million equity investment from existing investors to help the Company finance the development of its APCO 25 digital radio project.

     The IDR bears interest at a fixed rate of 6.25%, is non-amortizing and matures in January 2004. At September 30, 1996, the outstanding principal amount under the IDR was $850,000. Both of the term notes bear interest at the bank's regional money market rate plus 0.5% (8.75% at September 30, 1996) and are secured by substantially all of the Company's assets. One of the term notes had a principal balance outstanding of $299,305 at September 30, 1996 and matures in February 1998, while the other term note had a principal balance outstanding of $409,751 at September 30, 1996 and matures in May 1999. The installment note is secured specifically by equipment and bears interest at the bank's national prime rate plus 0.5% (8.25% at September 30, 1996). The installment note is payable in monthly installments and matures in May 2000, and had outstanding $383,373 in principal amount at September 30, 1996. The bank line of credit provides for working capital and capital advances not to exceed $4.0 million, with specific advances calculated based upon a percentage of eligible inventories, accounts receivable and fixed assets. Interest is payable monthly on the bank line at the bank's money market rate (8.25% at September 30, 1996) and is collateralized by substantially all of the Company's assets. The Company had $1.8 million of borrowings outstanding on the bank line of credit at December 31, 1996.


     In November 1996, the Company obtained a $1.0 million construction loan to fund the expansion of its existing Lincoln facility. Interest on the loan is payable monthly at the bank's national money market rate plus 0.5% (8.75% at inception), with the principal balance maturing in August 1997.

     Prior to June 1996, the Company was organized as a partnership and, as such, made distributions to its partners of $181,000, $700,000, $861,000 and $360,000 in the six months ended June 30, 1996 and in 1995, 1994 and 1993, respectively, primarily to cover its partners' attributed tax liabilities. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future.

     The Company believes that cash generated from operations and the net proceeds from the sale of Common Stock in this offering, together with the Company's cash, cash equivalents and lines of credit will be sufficient to meet its anticipated cash needs for working capital, capital expenditures and business expansion plans at least through 1997.

                                    BUSINESS
GENERAL

     The Company designs and manufactures information security products which prevent unauthorized access to sensitive voice and data communications. The Company focuses on developing and providing information security products for telecommunications markets, including the land mobile radio, telephony and data security markets. The Company's products are based on a wide range of proprietary analog scrambling and digital encryption technologies. The Company's core technologies offer a number of significant benefits including high levels of information security and sound quality, high-speed, real-time data transmission, low power consumption, small size and cost effective manufacturing. The Company believes its expertise in both analog and digital information security, including the ability to provide "dual mode" analog and digital security in the same product, provides a competitive advantage as communications products migrate from analog to digital technology. Furthermore, the Company believes its core technological expertise in analog scrambling and digital encryption enables it to bring new information security products to market quickly with relatively low development costs.

INDUSTRY BACKGROUND

     The electronic information security industry is generally comprised of products designed to protect the transmission of voice and data communications through both wireless and wireline mediums. Without such protection, many forms of electronic communications, such as LMR and cellular telephone conversations and remote data communications, are vulnerable to interception and theft.

     Today's information security industry originated from the need to secure sensitive wireless military communications. By the late 1970s, the availability, quality and cost of information security devices had improved such that the use of these devices by non-military governmental users (i.e., law enforcement, fire, emergency medical and public safety personnel) and large commercial users became economically and functionally feasible. Although a variety of manufacturers introduced new products throughout this time period, Motorola emerged as the leader in wireless voice communications and a developer of limited analog information security products.

     Initially, all electronic communications were transmitted in analog format. Analog transmissions typically consist of a voice or other signal modulated directly onto a continuous radio "carrier" wave. An analog transmission can be made secure by "scrambling" or manipulating the original signal at the point of transmission and reconstituting the original signal at the receiving end. By the late 1980s, accelerating use of wireless communications devices, such as LMRs and cellular telephones, resulted in increased demand for limited radio spectrum. In response to this demand, and enabled by the low-cost availability of digital signal processors ("DSPs"), electronics manufacturers developed spectrally efficient (i.e., low-bandwidth) digital communications devices. In digital communications, an analog signal is "digitized," or converted into a series of discrete information "bits" in the form of ones and zeroes prior to transmission. Digital transmissions can be made secure by a process known as "encryption," which involves the use of a mathematical algorithm to rearrange the bit-stream prior to transmission and a decoding algorithm to reconstitute the transmitted information back into its original form at the receiving end.

     The Company believes that the demand for voice security products is growing due to a global increase in the use of wireless voice products and an increasing public awareness of the security limitations of existing wireless products. Wireless communication devices operate in specific, designated frequency bands, and include cellular telephones, land mobile radios, pagers and the new personal communication services devices. Relatively inexpensive radio scanners, available from many consumer electronics stores, can intercept or be easily modified to intercept most types of analog wireless voice transmissions. The Company believes that public safety officers in particular, significant users of LMR products, are concerned with the interception of their sensitive radio conversations by eavesdroppers such as members of the press and criminals. In addition, the recent interception and publication of the supposedly private cellular telephone conversations of public figures, as well as the widespread theft of cellular telephone services through telephone "cloning," has increased public awareness of the need for cellular security. As a result of these factors, the Company believes that the demand for voice information security products will continue to grow in the foreseeable future.

  Land Mobile Radio Market

     One of the earliest applications of information security technology outside of the military was in protecting LMR voice communications. Land mobile radios consist of hand-held or mobile (vehicle mounted) two-way radios commonly used by public safety workers (e.g., police, fire and medical emergency personnel), businesses (e.g., fleet operators, taxi dispatch, construction and other commercial users) and a wide variety of United States and foreign government agencies. A typical LMR system consists of one or more base control stations networked with each other and with multiple mobile (vehicle-mounted) or hand-held portable LMRs. According to data published by Motorola, the worldwide LMR installed base grew to approximately 45 million units in 1995 from 33 million units in 1992.

     As with all other major forms of wireless communications devices, LMRs transmit information in either analog or digital format, although the substantial majority of LMRs currently in use operate in analog format only. In 1995, as a result of increasing frequency spectrum capacity constraints, the FCC mandated that all new LMR equipment utilize a more spectrally-efficient, narrow-band (12.5 kHz) transmission system, which will effectively require all LMR users to migrate to digital LMR systems. In response to this mandate, an advisory body of the Association of Public Safety Communications Officials International, Inc. ("APCO"), including a number of LMR manufacturers, recommended an industry standard for digital LMR devices which would both meet the requirements of the FCC mandate and provide solutions for several actual or potential problems which increasingly troubled public safety LMR users. These problems included: (i) the lack of interoperability, or the failure of existing systems to communicate with other systems produced by the same or other manufacturers; (ii) the lack of backwards compatibility between older analog LMR systems and the new proposed digital LMR systems; and (iii) the interception of sensitive public safety communications by third party eavesdroppers. As a result, the APCO advisory body eventually promulgated an open standard for digital LMR products, which has come to be known as the "APCO 25 standard."

     In order to comply with the APCO 25 standard, a digital LMR system must utilize a "common air interface" to achieve interoperability with other digital systems, be compatible with existing analog LMR infrastructure and provide the user with the ability to use advanced encryption technologies. Motorola, the largest LMR manufacturer, played a significant role in the formulation of the APCO 25 standard and has been a major proponent of its adoption by the LMR public safety market. Certain competitive LMR system standards have been proposed by other LMR manufacturers, primarily the "EDACS" standard proposed by Ericsson. Ericsson's EDACS standard is based on time division multiple access ("TDMA") technology, compared with the APCO 25 frequency division multiple access ("FDMA") technology. The Company believes that the APCO 25 standard is the only "open" (i.e., non-proprietary) digital LMR transmission standard currently in use or proposed.

     Although public safety agencies are not required by the FCC or the APCO body to purchase APCO 25 compliant LMR systems, or otherwise adopt the APCO 25 standard, the Company believes, based in part on specifications published or proposed by certain public safety agencies seeking bids for LMR system equipment, that APCO 25 compatibility is one of the key purchasing factors for public safety LMR purchasers and that the demand for APCO 25 compliant LMR systems will increase as LMR users upgrade their existing systems to comply with the FCC mandate. On the federal level, in May 1996, the U.S. Air Force proposed to adopt the APCO 25 standard as the mandatory LMR standard for all future Air Force LMR requirements and acquisitions. Also, in March 1996, the U.S. Department of the Interior announced a similar proposal to adopt the APCO 25 standard. Although there can be no assurance that these specific proposals will be implemented, the Company believes that they reflect developing support for the APCO 25 standard.

  Telephony Market

     Since its inception in 1983, cellular telephone service has grown rapidly and become available to most of the population of the United States. According to International Data Corporation, the U.S. cellular subscriber base is projected to grow from 40.4 million subscribers in 1996 to 56.9 million subscribers by 2000. Cellular telephone subscribers and revenues have grown rapidly in recent years. The increased volume has raised significant new security and privacy issues and an increased sensitivity to the potential risks involved in intercepted signals. Unprotected wireless transmissions generally provide minimal or no security and allow eavesdropping by even casual listeners with compatible scanners. The Company believes that growth in the cellular telephony market, together with increasing awareness of the ease of interception of cellular telephone calls, will lead to increasing demand for cellular telephone voice security products.

  Data Security Market

     The Company believes that the demand for secure methods of transmitting data electronically is growing and will continue to grow in the future. The Company believes that during the past decade, the volume of sensitive, proprietary information has grown significantly, along with the number of reported incidents and severity of information theft and corporate espionage. In addition, the shift from mainframe to distributed computing and the proliferation of local-area networks ("LANs"), servers and interconnected LANs or wide-area networks has raised significant new access and security issues. While the client/server environment and availability of modem-based connections has enabled information sharing from remote locations, the increased number of access points into computer networks has generally made such networks increasingly vulnerable. Individuals have been able to exploit system weaknesses to gain unauthorized access to networks, data transmissions and individual computers, and have at times used such access to alter or steal data or, in some instances, to launch destructive attacks on stored information. The Company expects that these factors will contribute to continued expansion in the data security market.

THE COMPANY'S STRATEGY

     The Company believes that its expertise in both analog and digital information security, including the ability to provide "dual-mode" analog and digital security in the same product, provides a competitive advantage as communication products migrate from analog to digital technology. The Company's objective is to maintain its position in the analog add-on market for wireless voice security products used in land mobile radios and cellular telephones while building on its core technological competencies to enter new markets for secure voice and data security products. The Company's strategy to accomplish its objective includes the following elements:

     Develop New Products Based on Existing Core Technologies. The Company has developed or has acquired the rights to core technologies for scrambling analog and encrypting digital signals in a variety of ways, most of which can be adapted readily to new applications. This enables the Company to bring new products to market quickly and with relatively low development costs. For example, in August 1996, the Company was one of the first manufacturers to offer a hand-held APCO 25 compliant LMR, which was developed in part using the Company's core technologies. The Company is currently developing a product to provide secure data transmission using the encryption technology developed for the APCO 25 LMR and the Company's landline encryption device (DME 9600). The Company believes that its core technologies, its application of those technologies and its ability to create new products efficiently have provided, and will continue to provide, a competitive advantage in responding to emerging markets for analog and digital information security.

     Offer Complete Secure Product Solutions. Until recently, the Company's products consisted primarily of devices designed to be added to communications products produced by other manufacturers. The Company intends to expand its product lines to include complete, stand-alone secure communications solutions. The Company is developing a secure, APCO 25 compliant LMR system based on its Stealth 25 hand-held LMR and using base stations and repeaters purchased on a private-labeled basis from Motorola. The Company has also recently begun providing Transcrypt-branded secure cellular telephones and Voice Privacy Exchange

Units to a regional Bell operating company, which offers secure cellular service in one metropolitan area. The Company believes that providing complete solutions will allow it to compete for larger sales orders than can be obtained for add-on products.

     Foster Key Strategic Relationships. The Company has entered into and intends to continue to develop key strategic relationships with regard to distribution, marketing and technology licensing. The Company plans to enhance existing and identify new distribution channels for its information security products and recently introduced radio products. For example, in August 1995, the Company entered into an agreement to provide a minimum of $3.7 million of socket scrambler modules to Motorola for resale under Motorola's name. In addition, the Company has licensed key technologies from companies such as Motorola and Digital Voice Systems, Inc., which have enabled the Company to integrate multiple advanced technologies into its add-on products and its existing and proposed line of digital radios. For example, the Company has licensed from Motorola the rights to use Motorola's proprietary analog trunking technology (Smartnet(TM)) and certain proprietary Motorola digital encryption algorithms in its LMR products, which the Company anticipates will allow it to sell its products in additional markets. The Company believes that these and future strategic relationships will be important to both the Company's new product development and future growth.

     Explore Strategic Acquisitions. The information security industry is comprised primarily of a relatively small number of companies comparable in size to the Company and several large competitors, such as Motorola and Ericsson. The Company believes that, as the migration from analog to digital technology progresses and the industry expands and evolves, there will be consolidation among the current competitors. The Company intends to explore opportunities to acquire businesses and technologies that will complement its products and core technologies and expand its existing customer base and manufacturing capability. However, the Company has no present understandings or agreements concerning any such acquisitions and is not presently negotiating with respect to any such matter. There is no assurance that the Company will be able to identify an appropriate acquisition candidate or complete such an acquisition.

CORE TECHNOLOGIES

     The Company first entered the information security market in 1978 with simple, transistor-based add-on scrambling modules for use in analog LMRs employing basic single-inversion scrambling techniques, which the Company marketed primarily to public safety agencies and international governments. Since that time, the Company has further developed and improved upon its core information security technologies, including its copyrighted Crypto Voice Plus(@) technology, which the Company believes provide high levels of information security and sound quality, high (real-time) data transmission rates and low power consumption. The Company believes that its core technologies provide it with a competitive advantage in the information security marketplace. The Company has implemented its core technologies into its scrambler modules, as well as in other types of products within the Company's two major product families, LMR Security and Telephony Security. Such core technologies currently include the following methods, listed in ascending order of sophistication of security technique: (i) frequency inversion (inverting or otherwise adjusting the phase of a signal based on a consistent method); (ii) split-band transmission (spreading a signal across multiple channels); (iii) rolling code transmission (incrementally stepping codes); (iv) hopping code transmission (randomly setting codes based upon an algorithm); (v) frequency hopping transmission (changing broadcast frequencies multiple times per second based upon an algorithm); and (vi) digital encryption (encoding a digital bit-stream based upon a mathematical encryption algorithm).

     The Company typically charges higher prices for devices featuring more advanced levels of security. Therefore, the types of end users at each level of security tend to vary based upon the importance of the information for which security is desired. Typical users of the most basic form of scrambler, the frequency inversion scrambler, include taxi dispatchers, other types of consumer businesses and football and other sports teams that need to provide real-time secure communications between players and coaches. Typical users for medium-level security devices include commercial and industrial users and international customers for which an export license has not been obtained. High-level scrambling devices are used primarily by public safety agencies and federal government personnel.

PRODUCTS

  Current Products

     The following tables contain a summary of certain information concerning the Company's current principal information security products, all of which have been shipped in commercial quantities, except as otherwise indicated:

                      LAND MOBILE RADIO SECURITY PRODUCTS

                                                                                       COMMERCIAL          LATEST
           PRODUCT                 DESCRIPTION/SECURITY LEVEL       LIST PRICE        INTRODUCTION         UPDATE
-----------------------------    ------------------------------    ------------     ----------------    ------------
MODULAR ADD-ON SCRAMBLERS
SC20-400 Scrambler               Single inversion scrambler/LOW    $124             December 1988       October 1996
SC20-410 Scrambler               Rolling code scrambler/MED        $249             September 1994      June 1996
SC20-430 Scrambler               Hopping code scrambler/MED        $399             September 1994      June 1996
SC20-460 Scrambler               Hopping code scrambler/HIGH       $535-599         April 1989          June 1996
SC20-480 Scrambler               Hopping code w/synch/HIGH         $599             April 1993          July 1996
SC20-500 Scrambler               DSP-based scrambler/VERY HIGH     $699             July 1996           August 1996
SOCKET SCRAMBLERS
                                 Plug-in version of
350 OEM Scrambler                SC20-460/HIGH                     $280             April 1996          August 1996
                                 Plug-in version of
316 OEM Scrambler                SC20-460/HIGH                     $200             July 1996*          --
                                 Plug-in version of
460 OEM Scrambler                SC20-460/HIGH                     $280             July 1996           --
                                 Plug-in version of
416 OEM Scrambler                SC20-460/HIGH                     $275             August 1996         --
SIGNALING
TR20-200 Series                  RF signaling modules              $59-399          May 1990            June 1996
TR20-800 Series                  Complex signaling modules         $59-399          April 1991          June 1996
APCO 25 DIGITAL RADIO
Hand-held Stealth 25 Radio       Digital radio/VERY HIGH           $2,250-4,650     September 1996      --

                                            TELEPHONY SECURITY PRODUCTS
                                                                                       COMMERCIAL          LATEST
           PRODUCT                 DESCRIPTION/SECURITY LEVEL       LIST PRICE        INTRODUCTION         UPDATE
-----------------------------    ------------------------------    ------------     ----------------    ------------
CELLULAR SCRAMBLERS
Mobile Scrambler-CX              Hopping code scrambler/HIGH       $250-380         March 1993          June 1996
MicroTAC Scrambler-PX            Hopping code scrambler/HIGH       $370-500         May 1994            January 1996
Secure Cellular Telephone        Hopping code scrambler/HIGH       $700-1,500       March 1996          --
DSP Scrambler GSU                DSP-based scrambler/VERY HIGH     $370-500         September 1996*     --
Elite Scrambler                  DSP-based scrambler/VERY HIGH     $800-1,000       October 1996*       --
LANDLINE/DESKTOP SCRAMBLERS
Voice Privacy Exchange Unit      PBX scrambler/HIGH                $7,495           November 1993       June 1996
LX30-33X0                        Landline scrambler/HIGH           $740-925         December 1993       June 1996
TSU-LX40-33X0                    Generic landline/HIGH             $895             September 1996*     --
DME 9600/9603                    Landline encryptor/VERY HIGH      $1,495-1,995     October 1995        June 1996

---------------

* This product has been announced but not yet shipped in commercial quantities.

     As with all of the Company's information security products, the use of scrambling equipment is required on both the transmitting and receiving sides of communications in order to operate in secure mode. For example, in order to achieve secure LMR communications, it would be necessary for both the transmitting and receiving equipment, including hand-held and mobile devices and base stations, to be equipped with one of the Company's scramblers, whether as an add-on installation or in the form of one of the Company's complete LMRs. In the Company's cellular telephony family, a scrambled cellular telephone may communicate in secure mode only with another of the Company's secure cellular telephones, a PBX interchange or cellular service provider that has installed one of the Company's Voice Privacy Exchange Units, or a landline telephone equipped with one of the Company's external desktop scrambling units. However, all of the Company's products can be used in the clear, non-scrambled mode with equipment that does not contain a Transcrypt security device.

     LMR Security. The Company offers a variety of add-on LMR scrambling products featuring the Company's different core technologies and varying levels of security. Add-on scramblers are available in two packages, a modular package consisting of a circuit board that is designed to be permanently soldered into existing circuitry, and a socket package designed to be installed in sockets with standard pin configurations installed by OEM manufacturers. Motorola currently stocks and sells directly one of the Company's socket modules pursuant to an August 1995 agreement with the Company. Other products sold by the Company are compatible with sockets of other OEM manufacturers, including Icom America, Inc. and Kenwood Radio. The Company also produces modules that add signaling features to OEM radios, including "man-down" (emergency signal broadcast if radio position becomes horizontal), "stun-kill" (disables lost or stolen radios remotely) and "over-the-air reprogramming" (changes encryption and scrambling codes remotely). Sales of LMR products accounted for approximately 76% and 80% of total revenues in the nine months ended September 30, 1996 and in 1995, respectively.

     In August 1996, the Company introduced a hand-held digital LMR complying with the APCO 25 "common air interface" standard and featuring the Company's advanced core scrambling and digital encryption technologies. The Company intends to introduce additional secure LMR models, including mobile radios, in 1997. All of the Company's APCO 25 compliant "dual-mode" digital radios are expected to be compatible and fully interoperable with older analog radio systems, as well as with Motorola's proprietary analog trunking technology (Smartnet(TM)) and proprietary digital encryption algorithm. The Company believes that such backward compatibility will allow early adopters of the APCO 25 standard, such as the federal government and many public safety agencies, the ability to purchase new equipment without replacing entire older systems.

     Telephony Security. The Company's add-on scramblers for cellular telephones typically consist of a modular circuit board designed to be permanently soldered into existing telephone circuitry. The add-on scrambler product line includes a model designed specifically for Motorola's MicroTAC(TM) telephones as well as a "generic" scrambler for use in a variety of OEM cellular telephone equipment and featuring advanced digital signal processing technology. Additionally, the Company has recently begun marketing a complete, Transcrypt-branded, Motorola MicroTAC(TM) cellular telephone upgraded to include the Company's advanced add-on scrambling modules. The Company believes that offering cellular telephone security through a complete telephone product offers certain advantages to add-on scrambler sales, such as presenting the customer with a single vendor, overcoming customer resistance to surrendering their telephones during installations and allowing the Company to market cellular security directly to cellular service providers. The Company has recently begun providing Transcrypt-branded secure cellular telephones and the Company's Voice Privacy Exchange Units to a regional Bell operating company, which resells the telephones to its customers in one metropolitan area and charges additional monthly fees for secure service. In the area of landline telephone voice security, the Company has, since 1995, produced landline scrambling and encryption devices for installation between the handset and telephone base, which have been purchased primarily by overseas government and corporate users.

  Products Under Development

     Consistent with the Company's development efforts for its existing products, the Company designs new products around common core scrambling and encryption technologies utilizing common signal processing platforms and circuitry. Using this approach, the Company can generally incorporate improvements in core technologies into its new products more quickly and with relatively lower development costs compared to developing entire products separately. The following discussion contains a summary of the Company's principal products under development. No assurance can be given that the Company will be able to successfully develop any of these products or, if developed, that any such products will be commercially viable or result in material sales by the Company.

     LMR Security. The Company plans to introduce in 1997 additional models of its hand-held digital LMRs containing different features, as well as a line of mobile (vehicle mounted) digital LMRs, all of which will comply with the APCO 25 standard. The Company also intends shortly thereafter to introduce hand-held and mobile radios that transmit in analog format for the existing analog market. All of these radios will contain as standard features the Company's voice scrambling and/or digital encryption technology. Such radios will be compatible and fully interoperable with older analog LMRs, and some of the radios will offer compatibility with Motorola's proprietary analog trunking technology (Smartnet(TM)) and Motorola's digital encryption algorithms. While the Company is not planning on manufacturing LMR infrastructure, the Company expects that base stations and repeaters will be available on a private label basis for resale by the Company as part of an integrated system. The Company is also developing a modular add-on LMR scrambler for use in OEM equipment that would utilize the digital encryption algorithms licensed from Motorola. The Company's analog radios, as well as its Smartnet(TM) compatible radio, are, as of the date of this Prospectus, in the prototype and testing stage of development. The remaining LMR security products under development are in the design and experimentation stage.

     Telephony Security. In March 1996, the Company began shipping in commercial quantities a complete Transcrypt-branded Motorola MicroTAC(TM) cellular telephone upgraded to include the Company's advanced add-on scrambling modules. The Company intends to introduce, in 1997, a complete secure digital cellular telephone featuring built-in digital encryption technology. The Company also plans to introduce various other products in 1997, including a "T1" network server capable of encryption/decryption for up to 24 simultaneous voice users, a scrambling module, based on encryption technology, for cellular telephone users and five new landline security products. Additionally, the Company intends to introduce, in 1997, a "generic" analog scrambling module incorporating built-in digital signal processing techniques, which is expected to provide improved voice quality with less need for customization. Such device would be marketed primarily to buyers of premium priced cellular telephones, such as Motorola's new Elite(TM) and StarTAC(TM) telephones. As of the date of this Prospectus, the Company's "T1" network server and generic analog scrambling module are in the final stages of product development, while the remaining telephony security products under development are in the design and experimentation stage.

     Data Security. The Company's planned data security products are expected to incorporate real-time, high-speed digital encryption techniques originally developed for the Company's digital radio products and landline encryption device (DME 9600). Future data security products are expected to consist of a "T1" network server capable of performing high speed, real-time authentication and encryption/decryption for up to 24 simultaneous computer users, an encrypted landline modem, an encrypted cellular modem, an encrypted fax/modem PCMCIA card and a desktop facsimile encryption device. The Company's data security products are in the initial design and experimentation stage of development. The Company plans to begin introducing these types of products in 1997.

CUSTOMERS

     The Company's customers use information security products in a variety of situations involving differing security needs. For example, domestic and international police forces typically have a medium to high need for security, while military users which are often faced with hostile and determined threats, and therefore typically have a high need for security. The following is a representative list of purchasers, directly or through distributors, of the Company's add-on information security products since 1991. Other than Motorola, no customer accounted for more than 10% of aggregate sales during the nine months ended September 30, 1996.

                           REPRESENTATIVE PURCHASERS

    STATE AND LOCAL PUBLIC SAFETY               FEDERAL GOVERNMENT                       INTERNATIONAL
--------------------------------------  ----------------------------------  ---------------------------------------
Arizona Department of Public Safety     Air Force                           Australian Navy
California Department of Justice        Army                                Brazilian Presidential Security
City of Carlsbad (New Mexico)           Border Patrol                       Canadian Border Patrol
City of Seattle                         Customs Service                     Columbian Army
Delaware State Patrol                   Department of Agriculture           Egyptian National Police
Livingston County Sheriff               Department of Defense               German National Police
  (Louisiana)                           Department of Fish and Wildlife     Hong Kong Police Force
Hennepin County Sheriff (Minnesota)     Department of the Interior          London Metropolitan Police Force
Iowa State Highway Patrol               Department of the Treasury          Polish Border Guard
Los Angeles Police Department           Drug Enforcement Agency             Polish National Police
Michigan State Police                   Federal Bureau of Investigation     Portuguese National Police
Missouri State Patrol                   National Forest Service             Royal Canadian Mounted Police
Nebraska State Patrol                   National Security Agency            Russian Ministry of Defense
New York City Police Department         Navy                                Russian Ministry of Internal Affairs
Oklahoma State Bureau of Narcotics      Secret Service                      Swedish Customs
Oregon State Patrol                     White House Security                Turkish National Police
Vernal Police Department (Utah)                                             Vietnam Ministry of Interior

 CELLULAR SERVICE PROVIDERS       BUSINESS AND INDUSTRIAL       LMR MANUFACTURERS        MEDIA/ENTERTAINMENT
-----------------------------  ------------------------------  --------------------  ---------------------------
AirTouch                       B.F. Goodrich, Inc.             Allied Signal Corp.   ABC News
  Communications, Inc.         Conoco Inc.                     E.F. Johnson Co.      Charlotte Observer
AT&T Corporation               Exxon Oil Co.                   Ericsson, Inc.        Time Warner Inc.
Bell Atlantic/NYNEX            Harris Corporation              Glenayre Co.          Walt Disney Co.
Bell Mobility (Canada)         Loral Terracom                  Icom America, Inc.    Warner Bros. Entertainment
GTE MobileNet Service          Marathon Oil Co.                Kenwood Radio Corp.
GTE/Contel Cellular            NEXTEL Corp.                    Maxon, Inc.
                                                               Midland
Furst Group Inc.               Pillsbury Co.                   International
Sprint Corporation             Rockwell International, Inc.    Motorola, Inc.
                                                               Stanilite Pacific
                               Salomon Brothers Inc            Ltd.
                               Shell Oil Co.                   SEA Inc.
                               Union Pacific Railroad          Yaesu USA, Inc.

MOTOROLA RELATIONSHIP

     The Company depends to a large extent on a number of significant relationships with Motorola. Motorola has been one of the Company's largest customers since 1994, and the Company believes that Motorola is likely to account for a significant portion of the Company's sales in the near future. Sales to Motorola totaled $1.5 million in the first nine months of 1996, $460,000 in 1995 and $2.0 million in 1994. Sales in 1996 consisted primarily of Motorola-labeled LMR socket scrambling modules available for resale by Motorola as an accessory to certain of Motorola's portable LMRs sold in North America. In August 1995, the Company entered into a three-year supply agreement with Motorola's Radio Products Americas Group to provide socket scrambler modules at fixed prices in lots of 100 or more. Such agreement provides for minimum purchases by

Motorola of $3.7 million of socket scrambler modules during the 18-month period beginning on April 1, 1996 (of which $1.5 million had been purchased as of September 30, 1996), after which the agreement terminates in August 1998 or is otherwise terminable at will by either party upon 60 days' prior notice. By providing these Motorola-branded socket scramblers to Motorola in volume pursuant to a fixed-price agreement, the Company believes that it has helped Motorola to round out its product offerings. The Company is currently seeking to expand internationally the territories in which socket scrambling modules and other information security products will be distributed under this type of agreement.

     Motorola is also a key manufacturer of electronic components used by the Company, including microprocessors used in most of the Company's scramblers, which are supplied to the Company through an electronics wholesaler. In addition, Motorola has agreed to sell to the Company, at fixed prices and upon the Company's request, radio frequency ("RF") platforms for use in various products. Purchases by the Company of Motorola components totaled approximately $1.0 million in the first nine months of 1996 and $726,000 in 1995. Furthermore, pursuant to a product sales agreement executed in June 1996 with Motorola, Motorola has agreed to sell to the Company, upon the Company's request, original equipment cellular telephones and related accessories from Motorola's MicroTAC(TM) line, which the Company intends to resell equipped with the Company's DSP-based encryption devices and labeled with the Transcrypt logo. Such agreement specifies fixed prices for purchases of such equipment, and its original term expires on December 31, 1997, after which it is terminable at will by either party upon 30 days' prior notice. The Company has, as of September 30, 1996, purchased $46,000 in cellular telephones from Motorola pursuant to such agreement.

     The Company has obtained from Motorola a royalty-bearing, irrevocable, non-exclusive, worldwide license (the "IPR License") to manufacture products containing certain proprietary LMR and digital encryption technology that the Company believes will be important to the success of certain of the Company's existing and proposed APCO 25 compliant LMR products. The IPR License includes rights to use Motorola's proprietary analog trunking technology (Smartnet(TM)) and certain Motorola digital encryption algorithms in LMR products. The digital encryption technology may also be incorporated into certain other information security products. The IPR License was obtained initially in August 1994 and was amended to cover a broader range of products in June 1996. The IPR License provides for minimum royalty payments and per unit payments in amounts which the Company believes are standard for the LMR industry. The Company believes that LMR products containing analog trunking and backward compatibility to analog devices will be necessary for customers to migrate to digital radios while avoiding replacing all analog radios simultaneously. In addition, the Company believes that the incorporation of Motorola's digital encryption algorithms will be important in marketing its products to federal agencies, many of which use Motorola equipment.

     In addition to the direct benefits of the IPR License to the Company's APCO 25 development efforts, the Company believes that sales of its APCO 25 digital LMR products have been, and expects that such sales will in the foreseeable future be, substantially dependent upon Motorola's dominant position as a market leader in the APCO 25 marketplace. Motorola is the largest manufacturer of APCO 25 compliant LMR products and has been the principal public supporter of the APCO 25 digital transmission standard for the LMR market. Any reduction in such support could lead to reduced demand for APCO 25 compliant LMR systems generally. Additionally, the Company is currently negotiating with Motorola to purchase from Motorola base station, repeater and other LMR infrastructure components, in order to market such items under the Transcrypt brand name in fulfilling systems contract requirements.

SALES, MARKETING AND DISTRIBUTION

     The Company sells its products domestically through six sales managers. Add-on products are sold domestically primarily to distributors, OEMs and self-servicing end users, while complete radio products are sold domestically primarily to end users. The Company is actively seeking to hire an additional eight sales persons for radio sales in the United States, and the Company also intends to market its radio and other complete products to its existing add-on customer base.

     The Company conducts international sales through four sales managers, each of whom focuses on specific regions of the world outside of the United States. The majority of international sales are made by the sales managers in conjunction with a Company-authorized distributor, which typically provides a local contact and arranges for technical training in foreign countries. International sales accounted for 57.3%, 71.4%, 57.3% and 39.0% of the Company's revenues in the nine months ended September 30, 1996 and in 1995, 1994 and 1993, respectively. International sales have been, in most cases, denominated in U.S. dollars, and the Company seeks to reduce the risks of payment in foreign sales by obtaining advance payment and confirmed, irrevocable letters of credit. See "Risk Factors -- Risks Associated with International Sales."

     The Company distributes its add-on information security products to both end users in the LMR and telephony markets and to distributors, such as LMR dealers, that resell the Company's products to end users. In 1995, sales of information security products to distributors totaled approximately 80% of aggregate domestic sales and 76% of aggregate international sales. To date, the Company has sold its self-branded, complete, analog secure cellular telephone primarily through distributors and cellular service resellers, and the Company intends in the future to also sell such analog cellular telephone and the digital version through cellular service providers.

     To date, sales to public safety agencies and other governmental entities have comprised a significant portion of the Company's total sales. Such sales often involve competitive, open bidding characteristic of public sector procurement programs. Under the Company's plan to sell stand-alone communication devices, such as LMR units, to such types of customers, the Company will likely be required to increase its participation in public bidding and procurement processes. Among other requirements, suppliers of LMR units in quantity are often required by public sector end-users issuing requests for bids to supply a bond from an approved surety company at the time that the bid is submitted and at the time that the contract is awarded. The availability of such bonds is limited by a number of factors, including the applicant's financial condition and operating results, the applicant's record for completing similar systems contracts in the past and the extent to which the applicant has bonds in place for other projects.

     The Company's basic marketing strategy has been to increase market awareness of the need for information security products and to convey the technical capabilities of the Company's products. The Company conducts promotions through a mix of print advertising, trade shows, direct mail campaigns, press releases, technical articles, white paper publication, periodic newsletters, training and presentation material, and distribution of demonstration and loaner equipment, which are sometimes coordinated with product launches and trade shows.

     The Company provides toll-free telephone access for technical and other calls, 24-hour voicemail and 24-hour emergency pager contact for customers with technical or other problems. Product training, which includes classes, seminars and video programs, is available at both the customer's site and the Company's Lincoln facility. The Company offers a standard warranty on all products, which covers parts and labor for a period of one year from purchase, with an extended warranty service option available at an additional cost.

     The Company installs, for a fee, all models of the Company's scrambler modules into customers' LMRs and telephones. During the first nine months of 1996, the Company performed installations in approximately eight percent of total units sold. Scrambler modules not installed by the Company are generally installed by local radio and cellular telephone dealers. The Company documents installation instructions for its products in OEM devices ("application notes"), and has developed application notes for more than 2,000 OEM products, including almost all commercially available two-way radio models sold worldwide.

INTELLECTUAL PROPERTY

     The Company presently holds seven registered copyrights, which cover software containing algorithms for frequency hopping, scrambling and signaling technologies for LMR and cellular telephony, and one domestic patent, which covers continuous synchronization methods used in analog scrambling products. The Company has also applied for nine additional domestic patents relating to high-end scrambling techniques and methods of integrating after-market devices, such as the Company's modules, into OEM products. These patent applications were the result of the Company's expanded intellectual property program, which is intended to enhance the patent protection afforded the Company's new and advanced intellectual property rights. The Company also holds three registered trademarks related to the "Transcrypt" name and product names.

     In addition to copyright and patent laws, the Company relies on trade secret law and employee and third-party non-disclosure agreements to protect its proprietary intellectual property rights. Furthermore, the Company designs its information security devices to render the underlying software and processes difficult to reverse engineer, providing an additional level of protection.

     The information security and wireless communications industries in which the Company sells its products are characterized by substantial litigation and assertions of claims regarding patent and other intellectual property rights. At various times over the last several years, most recently in December 1996, Ericsson has notified the APCO 25 Project Steering Committee and certain current and proposed manufacturers of APCO 25 products (including the Company, Motorola and E.F. Johnson Co.) that it believes that products complying with the APCO 25 standard will necessarily infringe various Ericsson patents and that APCO 25 manufacturers must obtain licenses under such patents. The Company does not believe that the APCO 25 standard or any of the Company's products infringe the relevant Ericsson patents or any valid intellectual property right of others. The Company has received an opinion of its patent counsel, Zarley, McKee, Thomte, Voorhees & Sease, P.L.C., to the effect that, although patent infringement issues involve inherent legal and factual uncertainties, in their opinion the Company's products which comply with the APCO 25 standard do not infringe the patents cited by Ericsson to date. However, there can be no assurance that Ericsson will not continue to assert these or other claims of patent infringement or other wrongful conduct against the APCO 25 standard, manufacturers of APCO 25 products, including the Company, or present or future products of the Company. Further, there can be no assurance that any litigation which may be instituted in the future by Ericsson or any other party alleging infringement of intellectual property rights or other wrongful conduct will not have an adverse effect upon the Company, including the imposition of monetary damages, expenses of litigation, diversion of management and other resources and injunction against continued manufacture, use or sale of certain processes or products.

     Under the terms of a July 1993 Memorandum of Understanding (the "MOU") among various manufacturers involved in the APCO 25 project, signatories to the MOU (which include the Company, Ericsson, Motorola, E.F. Johnson Co., DVSI, Cycomm Corporation and Glenayre Technologies, among others) are required to make available to other signatories licenses to intellectual property rights that are essential to the implementation of the APCO 25 standard on "fair and reasonable terms." Ericsson has offered a license to the Company with regard to its allegedly infringed patents, and has notified the Company that if it fails to negotiate a license to such patents, Ericsson may take the position that the Company's right to obtain any license from Ericsson under the MOU would be lost. If Ericsson were successful in asserting infringement claims, there can be no assurance that a license would be available from Ericsson under the MOU. To the Company's knowledge, none of the signatories to the MOU have recognized the validity of Ericsson's position. See "Risk Factors -- Limited Protection of Intellectual Property Rights; Risk of Third-Party Claims of Infringement."

RESEARCH AND DEVELOPMENT

     Since December 1991, the Company has invested approximately $7.0 million in internal research and development related to its proprietary advances in information security products. Between December 31, 1995 and September 30, 1996, the Company increased research and development staffing to 31 individuals, including 24 engineers, from 22 individuals, including 18 engineers. Research and development personnel have expertise in various fields, including cryptography, analog hardware, digital hardware, object-oriented software, RF design and mechanical design. The research and development staff designs and develops products incorporating digital signal processing, voice coding (including improved multi-band excitation), encryption, spectral manipulation and rotation, systems simulation and mixed signal scrambling. In 1995 and 1996, the Company's research and development efforts increased significantly, as the Company commenced development of APCO 25 compliant digital LMRs and expanded development of secure telephony products. As a result, research and development expenses increased to $2.0 million in 1995 from $1.2 million in 1994, and management expects that such expenses will be approximately $2.3 million in 1996. In order to facilitate the

Company's new product line development plans, research and development staffing has been augmented with additional expertise in the areas of data networking, communications systems software, RF design, mechanical design, cryptography and digital signal processing. The Company believes that its research and development efforts have been, and continue to be, sufficient to support planned new products lines and enhancements to existing product lines. Based on current projections, management expects to continue to increase the Company's research and development staff, primarily in the areas of radio, signal processing and digital logic development.

MANUFACTURING AND SUPPLIERS

     The Company manufactures all of its products at its facility in Lincoln, Nebraska, mostly from commercially available subassemblies, parts and components, such as integrated circuits, printed circuit boards, and plastic and metal parts, manufactured by the Company and by outside suppliers. Certain items manufactured by suppliers are made to the Company's specific design criteria. The Company's manufacturing processes utilize principles that conform to ISO 9001 standards, for which the Company received full certification in December 1995. In August 1996, the Company began construction of a 21,000 square foot expansion to its existing Lincoln, Nebraska facility to house mostly manufacturing and related functions, which the Company anticipates will be completed in the first half of 1997. See "-- Properties."

     The Company obtains most of its electronic parts and components from one principal distributor, Arrow/Schwebber Electronics Group. The Company believes that concentrating its purchases through one principal distributor lowers the Company's procurement costs and enhances its ability to control the quality of these components and subassemblies. The distributor stores several months' supply of basic components, such as resistors, capacitors and connectors, on-site at the Company's manufacturing location on a consignment basis, reducing the Company's inventory maintenance costs. Additionally, certain high-end subassemblies, such as RF boards for use in complete LMR units manufactured by the Company, are expected to be purchased from other manufacturers such as Motorola. See "Risk Factors -- Dependence on Suppliers."

GOVERNMENT REGULATION AND EXPORT CONTROLS

     The Company's information security products are subject to export restrictions administered by the National Security Agency, the Department of State and the Department of Commerce, which permit the export of encryption products only with the required level of export license. U.S. export laws also prohibit the export of encryption products to a number of specified hostile countries. Although to date the Company has been able to secure most required U.S. export licenses, including for export to 105 countries since 1978, there can be no assurance that the Company will continue to be able to secure such licenses in a timely manner in the future or at all. Based on the Company's prior experience in securing export approvals, the Company believes that it maintains good relations with federal government agencies with jurisdiction over its products. Additionally, in certain foreign countries, the Company's distributors are required to secure licenses or formal permission before encryption products can be imported.

     The Company's radio and cellular telephone products are subject to FCC regulations and regulations of the telecommunications regulatory authority in each country where the Company sells its products. These regulations are in the form of general approval to sell products within a given country for operation in a given frequency band, one-time equipment certification, and, at times, local approval for installation. In the United States, all Transcrypt wireless products are subject to FCC Part 15 rules on unlicensed spread spectrum operation. In those countries that have accepted certain worldwide standards, such as the FCC rulings or those from the European Telecommunications Standards Institute, the Company has not experienced significant regulatory issues in bringing its products to market. Approval in these markets involves retaining local testing agencies to verify specific product compliance. However, many developing countries, including certain markets in Asia, have not fully developed or have no frequency allocation, equipment certification or telecommunications regulatory standards.

     Recently, the Clinton administration and the Congress have reviewed federal export control policies related to encryption control products. On November 15, 1996, President Clinton issued an Executive Order altering the federal government's policies governing the export of encryption products, such as those currently offered and proposed to be offered by the Company. The Executive Order shifts jurisdiction for export controls on, and licensing of, encryption technology from the Department of State to the Department of Commerce and removes from the "munitions" list most encryption products. In addition, the Executive Order establishes a key management control program, under which a third party would hold "keys" to unlock encrypted information for legitimate law enforcement and national security needs. As a result of the Executive Order, certain products featuring digital encryption technology that had not previously been exportable can now be exported, which may increase competition for international sales of the Company's analog scrambling products. Under interim regulations adopted in December 1996 by the Department of Commerce, during a two-year transition period, non-key recoverable 56-bit digital encryption products may be approved for export if the manufacturer commits to build and market key recovery products and support key management infrastructure in the future, and provide to the government interim reports detailing internal development efforts. During the 104th Congress, legislation was introduced in the House and Senate to ease export controls on encryption products, but the Congressional sponsors of the legislation opposed the key management component of the Administration's plan. Legislation to address export controls on encryption products is expected to be introduced when the 105th Congress convenes. Management cannot predict whether such legislation will be enacted, what form it will take or how the Executive Order or any such legislation will impact international sales of the Company's products.

     The FCC, through the Public Safety Wireless Advisory Committee, is considering regulatory measures to facilitate a transition by public safety agencies to a more competitive, innovative environment so that the agencies may gain access to higher quality transmission, emerging technologies, and broader services, including interoperability. As part of this process, the FCC is reviewing the current use of the public safety wireless spectrum, reallocation of additional spectrum for public safety use, and use of commercial service providers for additional public safety capacity. This FCC process could affect products manufactured by the Company. Management cannot predict the outcome of the FCC review or any specific changes in the spectrum or FCC policies, or any potential effect on the Company's sales.

COMPETITION

     The markets for information security and LMR products are highly competitive. Significant competitive factors in these markets include product quality and performance, including the effectiveness of security features and the quality of the resulting voice or data signal, the development of new products and features, price, name recognition and the quality and experience of sales, marketing and service personnel. A number of companies currently offer add-on scramblers for LMRs that compete with the Company's add-on information security products, including Selectone Corp., Midian Electronics Inc. and MX-COM Inc. Also, Motorola and Ericsson offer high-end, proprietary digital encryption for their LMR products. Motorola and Transcrypt are believed to be the only current suppliers of APCO 25 LMR products as of the date of this Prospectus. Other anticipated manufacturers of digital LMRs include E.F. Johnson Co., Garmin Industries, Relm Communications, Midland Systems and Stanilite Pacific Ltd., all of which have announced intentions to produce hand-held, mobile and/or infrastructure products meeting the APCO 25 standard. In addition, Ericsson has actively opposed the APCO 25 standard and has promoted its "EDACS" system as an alternative standard for the public safety marketplace. Cycomm International Inc./Privaphone and Motorola offer add-on security products for cellular telephones. Competitors to the Company's secure landline telephone products include AT&T Corporation/Datatek, Motorola, Cycomm International Inc. and Cylink Corporation.

     Competition in the data security market is dynamic and growing, as new companies seek to provide solutions to network and Internet data security. There are a number of different approaches to data security, including "firewall" protection, privilege control, data encryption and user identification and authentication. The Company expects that its planned data security products will feature mostly data encryption and user authentication features. Competitors in the data security market include Check Point Software Technologies Ltd., Cylink Corporation, Secure Computing Corporation, Trusted Information Systems, Inc., Raptor Systems, Inc. and Sun Microsystems, Inc., all of which provide firewall solutions. ActivCard Inc., CryptoCard

Inc., Digital Pathways, Inc., Security Dynamics Technologies, Inc., Vasco Corporation and Racal Electronics, Inc. provide remote authentication products.

     Many of the Company's competitors have substantially greater financial, technical, marketing, distribution and other resources, greater name recognition and longer standing relationships with customers than the Company. Competitors with greater financial resources are better able to engage in sustained price reductions in order to gain market share. Any period of sustained price reductions would have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not materially and adversely affect the Company's financial condition and results of operations.

BACKLOG

     The Company presently ships only a small amount of products against backlog, due to the typically short manufacturing cycle of the Company's products. As a result, backlog amounts have historically been immaterial to the Company, and the Company does not believe that backlog figures are necessarily indicative of actual sales for future periods. However, to the extent that LMR sales increase as a percentage of the Company's revenues, backlog may increase due to the generally longer manufacturing cycle time required of its digital LMR products.

PROPERTIES

     The Company conducts its business primarily through a 22,500 square foot two-story administrative and manufacturing facility located at 4800 NW 1st Street, Lincoln, Nebraska, 68521, which is located in the University of Nebraska Technology Park. The Company owns this facility and approximately 10 acres of surrounding land and, in August 1996, began construction of a 21,000 square foot expansion to its existing Lincoln facility primarily to house additional manufacturing and related functions, which the Company anticipates will be completed in the first half of 1997. The Company believes that its current and planned facilities are adequate to meet its present and immediately foreseeable needs.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in certain legal proceedings arising in the normal course of its business. Management believes that the outcome of these matters will not have a material adverse effect on the Company.

     For discussion of an assertion by Ericsson that the APCO 25 standard infringes certain Ericsson patents, see "Risk Factors -- Limited Protection of Intellectual Property Rights; Risk of Third-Party Claims of Infringement" and "Business -- Intellectual Property."

EMPLOYEES

     At September 30, 1996, the Company had 83.5 full-time equivalent employees, substantially all of whom are employed at the Company's Lincoln, Nebraska facility. None of the Company's employees are covered by a collective bargaining agreement. Management believes its employee relations are good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company and their ages as of the date of this Prospectus are as follows:

                 NAME                AGE                         POSITION(S)
    -------------------------------  ---   --------------------------------------------------------
    John T. Connor(1)..............  52    Chairman of the Board and Chief Executive Officer
    Jeffery L. Fuller(1)...........  43    President, Chief Operating Officer and Director
    C. Eric Baumann................  31    Vice President of Sales and Distribution
    Randal P. Hansen...............  33    Vice President of Finance and Chief Financial Officer
    Michael P. Wallace.............  35    Vice President of Operations
    Joel K. Young..................  32    Vice President of Engineering
    Terry L. Fairfield(1)(2).......  47    Director (Vice Chairman of the Board of Directors)
    Thomas R. Larsen(3)............  52    Director
    Thomas C. Smith(3).............  51    Director
    Thomas R. Thomsen(2)...........  61    Director
    Winston J. Wade(2).............  57    Director

---------------

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

     JOHN T. CONNOR led the investor group which purchased the Company from its founder in 1991. Mr. Connor has served as Chief Executive Officer and Chairman of the Board of Directors of the Company since December 1991. From 1969 to June 1991, he held numerous senior management positions with Deloitte & Touche LLP, an international accounting, tax and consulting firm, and its predecessor firm, Touche Ross & Co., including National Director of Tax, Associate Managing Partner, Mid-Atlantic Regional Managing Partner and a member of the management committee and Board of Directors.

     JEFFERY L. FULLER has served as the Company's President and Chief Operating Officer since July 1995 and has served as a director since July 1996. Mr. Fuller has served for over 20 years in managerial positions at various wireless communications product manufacturers, including Motorola, General Electric Mobile Radio Communications, Inc. and Icom America, Inc. From January 1990 to July 1995, he held several management positions with E.F. Johnson Co., a manufacturer and distributor of wireless communication products, serving most recently as Vice President North American Sales and executive officer in charge of the North American business unit.

     C. ERIC BAUMANN has served as the Company's Vice President of Sales and Distribution since November 1996, and from January to November 1996 served as Vice President of Sales and Marketing. From November 1995 to January 1996, he served as the Vice President of Sales. From January 1990 to November 1995, he held numerous positions at E.F. Johnson Co., a manufacturer and distributor of wireless communication products, serving most recently as Director North American Sales and Telemetry.

     RANDAL P. HANSEN joined the Company as Vice President of Finance and Chief Financial Officer in August 1996. From January 1986 to August 1996, he held numerous positions with KPMG Peat Marwick LLP, an international public accounting firm, serving most recently as a Senior Audit Manager. Mr. Hansen is a licensed Certified Public Accountant.

     MICHAEL P. WALLACE joined the Company as Vice President of Operations in February 1994. From December 1989 to February 1994, he served as the Electric Card Assembly and Test Engineering Manager of Scientific Atlanta Inc., a manufacturer and distributor of broadband communications products.

     JOEL K. YOUNG joined the Company as Vice President of Engineering in February 1996. From 1986 to January 1996, he held numerous positions with the former AT&T Bell Laboratories, a telecommunications research company, and specialized in signaling, network implementation and voice processing. He served most recently as District Manager, AT&T Business Communication Services. Mr. Young has been awarded five patents on various telecommunications systems and techniques.

     TERRY L. FAIRFIELD has served as a director of the Company since December 1991. Since 1987, he has served as President and Chief Executive Officer of the University of Nebraska Foundation, a nonprofit corporation. Mr. Fairfield also serves as a director of Aliant Communications Inc., a Nasdaq NMS listed, public telecommunications company.

     THOMAS R. LARSEN has served as a director of the Company since October 1995 and was originally appointed director as a representative of John Kuijvenhoven and affiliates, principal stockholders of the Company. Mr. Larsen has been a certified public accountant since 1975 and is currently President and Chief Executive Officer of Larsen, Bryant & Porter, CPAs, P.C., a public accounting, tax and consulting firm. Mr. Larsen is also a director of Smith Hayes Trust, Inc., a mutual fund management company.

     THOMAS C. SMITH has served as a director of the Company since October 1995 and was originally appointed director as a representative of the Farm Bureau Insurance Company, a principal stockholder of the Company. Since December 1985, he has been Chairman of the Board of Directors and President of Consolidated Investment Corporation, the parent company of Smith Hayes Financial Services Corporation, a financial services firm, and Conley Smith Inc., a registered investment advisor. Mr. Smith is the chairman of both subsidiaries and President of Smith Hayes Financial Services Corporation. He is also a director of the Nebraska Research and Development Authority and First Mid-America Finance Corporation.

     THOMAS R. THOMSEN has served as a director of the Company since July 1995. Since August 1995, he has served as Chairman of the Board of Directors and Chief Executive Officer of Lithium Technology Corporation ("LTC"), a public company that manufactures rechargeable batteries. Mr. Thomsen has served as a director of LTC since February 1995. In January 1990, Mr. Thomsen retired as President of AT&T Technologies, after holding numerous senior management positions including director of Sandia Labs, Lucent Technologies and Oliveti Inc. Mr. Thomsen also serves as a director of the University of Nebraska Technology Park.

     WINSTON J. WADE has served as a director of the Company since July 1996. Since February 1996, he has served as managing director of BPL U.S. West Cellular. From November 1990 to February 1996, he held numerous management positions with U.S. West Communications, serving most recently as Vice President of Network Operations. Mr. Wade also serves as a director of the University of Nebraska Foundation.

     Beginning on the date following the effectiveness of this offering, the Board of Directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The Class I directors, Class II directors and Class III directors will serve until the annual meeting of the Company's stockholders to be held in 1997, 1998 and 1999, respectively, and until their respective successors are duly elected and have qualified or until their earlier resignation or removal. Upon effectiveness of this offering, the Board will consist of two Class I directors (Messrs. Larsen and Wade), three Class II directors (Messrs. Fuller, Thomsen and Smith) and two Class III directors (Messrs. Connor and Fairfield). Executive officers of the Company are appointed by the Board of Directors and serve at the discretion of the Board. There are no familial relationships between any of the directors or executive officers of the Company.

BOARD COMMITTEES

     The Board of Directors has three committees: an Audit Committee, a Compensation Committee and an Executive Committee. The Audit Committee, comprised of Messrs. Smith and Larsen, oversees actions taken by the Company's independent auditors and reviews the Company's internal accounting controls. The Compensation Committee, comprised of Messrs. Fairfield, Thomsen and Wade, is responsible for determining the Company's compensation policies and administering the Company's compensation plans and 1996 Stock Incentive Plan. The Compensation Committee also reviews the compensation levels of the Company's employees and makes recommendations to the Board regarding changes in compensation. The Executive Committee, comprised of Messrs. Connor, Fuller and Fairfield, has the power to act on behalf of the Board of Directors on matters pertaining to the day-to-day operations of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consists of Messrs. Fairfield, Thomsen and Wade, none of whom has been or is an officer or employee of the Company. No interlocking relationship exists between any member of the Compensation Committee and any member of any other company's board of directors or compensation committee.

DIRECTOR COMPENSATION

     The members of the Company's Board of Directors are reimbursed for out-of-pocket and travel expenses incurred in attending Board meetings. After consummation of this offering, the Company will pay to each director who is not employed by the Company, subject to a limitation of $5,000 plus expenses per calendar year, $1,000 for each board meeting attended and $400 for each committee meeting attended. In addition, each director not employed by the Company will receive an option to purchase up to 5,000 shares of the Common Stock of the Company upon completion of this offering. Such options will have an exercise price equal to the initial public offering price in this offering, will vest in annual installments over a five year period and will have a term of ten years.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation contains provisions that limit the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. The Company has also entered into indemnification agreements with its directors and officers. The indemnification agreements may require the Company, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

     The following table shows the compensation earned by or paid to, for services rendered in 1995, the Company's Chief Executive Officer and the only other executive officer who received cash compensation in excess of $100,000 in such year (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                        COMPENSATION
                                                                        -------------
                                               ANNUAL COMPENSATION       SECURITIES
                                               --------------------      UNDERLYING        ALL OTHER
       NAME AND PRINCIPAL POSITION(S)           SALARY       BONUS      STOCK OPTIONS     COMPENSATION
---------------------------------------------  --------     -------     -------------     ------------
John T. Connor...............................  $169,808     $86,830(1)          --          $  4,760(2)
  Chairman of the Board and
  Chief Executive Officer
Jeffery L. Fuller............................    66,346(3)   14,840        163,829            25,066(4)
  President, Chief Operating
  Officer and Director

---------------

(1) Consists of $16,830 for services rendered in the 1995 fiscal year and a $70,000 bonus. See Note 11 of Notes to Consolidated Financial Statements.

(2) Consists of a contribution to the Company's 401(k) Profit Sharing & Savings Plan by the Company on behalf of Mr. Connor and personal use of a Company-owned automobile.

(3) Represents salary at the rate of $150,000 per year beginning in July 1995.

(4) Consists of $24,834 in reimbursements for relocation expenses and $232 for personal use of a Company-owned automobile.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information concerning options granted to the Named Executive Officers during 1995.

                                                                                              POTENTIAL
                                                                                         REALIZABLE VALUE AT
                                               PERCENT OF                                  ASSUMED ANNUAL
                                  NUMBER OF      TOTAL                                      RATE OF STOCK
                                  SECURITIES    OPTIONS                                  PRICE APPRECIATION
                                  UNDERLYING   GRANTED TO     EXERCISE                   FOR OPTION TERM(2)
                                   OPTIONS     EMPLOYEES     PRICE PER    EXPIRATION   -----------------------
              NAME                 GRANTED      IN 1995        SHARE         DATE          5%          10%
--------------------------------  ---------   ------------   ----------   ----------   ----------   ----------
Jeffery L. Fuller...............   163,829(1)    80.64%        $ 3.05       06/02/05   $1,339,405   $3,394,316

---------------

(1) The indicated number of options were originally granted by the Company's predecessor under the terms of the 1992 Partnership Interest Option Plan and were subsequently converted into options to purchase shares of Common Stock in the Company under the 1996 Stock Incentive Plan. See "-- 1996 Stock Incentive Plan."


(2) The amounts shown are hypothetical gains based on the indicated assumed rates of appreciation of the Common Stock, compounded annually over a ten-year period and assuming a market value of the Common Stock on the date of grant of the assumed initial public offering price per share in this offering of $10.50. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. There can be no assurance that the Common Stock will appreciate at any particular rate or at all in future years.


1996 STOCK INCENTIVE PLAN

     Effective as of September 6, 1996, the Company established the 1996 Stock Incentive Plan (the "Plan"), in order to enable the Company to attract, retain and motivate its employees, non-employee directors and independent contractors by providing for or increasing the proprietary interests of such employees, non-employee directors and independent contractors in the Company. The Company's stockholders approved the Plan on September 18, 1996. Any person, including any director of the Company, who is an employee of the Company or any of its subsidiaries (an "Employee"), and any nonemployee director (a "Non-Employee Director") or independent contractor of the Company (an "Independent Contractor," or, together with the Employees and the Non-Employee Directors, the "Eligible Persons") is eligible to be considered for the issuance of (i) shares of Common Stock, $0.01 par value per share, of the Company or of any other class of security of the Company which is convertible into shares of the Company's Common Stock ("Shares") or (ii) a right or interest with an exercise or conversion privilege at a price related to the Common Stock or with a value derived from the value of the Common Stock, which right or interest may, but need not, constitute a "Derivative Security," as such term is defined in Rule 16a-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as such Rule may be amended from time to time.

     Effective as of June 30, 1996, the Company converted from a limited partnership form of organization to a Subchapter "C" corporation (the "Reorganization"). Pursuant to the Reorganization, the Company assumed all of the outstanding options (the "Partnership Options") to acquire limited partnership interests in the Company's predecessor (the "Partnership"), which were granted pursuant to the terms of the Partnership's 1992 Partnership Interest Option Plan (the "Partnership Option Plan"), with each Partnership Option becoming an option to acquire the same number of shares of Common Stock of the Company at the same exercise price and on the same terms and conditions as set forth in the Partnership Option Agreement entered into with the optionee. As a result of this arrangement, the Company issued an aggregate of 716,916 options under the Plan in the Reorganization in exchange for Partnership Options, all of which are vested.

     Grants made pursuant to the Plan are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, limited stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares, and a grant made pursuant to the Plan may consist of one such security or benefit, or two or more of them in tandem or in the alternative.


     With certain exceptions regarding "performance based compensation" as defined under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the aggregate number of Shares which may be granted during any calendar year to any one Eligible Person shall not exceed 400,000.



     Subject to certain adjustment provisions under the Plan, the aggregate number of Shares issued and issuable pursuant to all incentive stock options granted under the Plan shall not exceed 1,200,000. Such maximum number does not include the number of Shares subject to the unexercised portion of any incentive stock option granted under the Plan that expires or is terminated. As of September 30, 1996, there were outstanding options to purchase 716,916 shares of Common Stock with a weighted average exercise price of $1.81 per share. The Company intends to grant, prior to the effective date of this offering, stock options for an additional 325,000 shares, including 5,000 shares to each of the five Non-Employee Directors, with an exercise price equal to the price per share in this offering.


     The Plan will be administered by one or more committees of the Board of Directors (any such committee, the "Committee") or, if no Committee is designated by the Board of Directors, the Plan shall be administered by the Board of Directors and all references herein to the Committee shall refer to the Board of Directors. The Committee shall consist of (i) two or more directors, each of whom is a "non-employee director" (as such term is defined in Rule 16b-3 promulgated under the Exchange Act, as such Rule may be amended from time to time), (ii) with respect to any grant that is intended to qualify as "performance based compensation" under Section 162(m) of the Code, the Committee shall consist of two or more directors, each of whom is an "outside director" (as such term is defined under Section 162(m) of the Code), and (iii) with respect to any other grant, the Committee shall consist of one or more directors (any of whom also may be an Eligible Person who has been granted or is eligible to be granted Shares under the Plan).

     Subject to the provisions of the Plan, the Committee is authorized to determine which persons are Eligible Persons and to which of such Eligible Persons, if any, and when Shares, options or other performance awards shall be granted, the terms and conditions of any grant, including the number of Shares subject thereto and the circumstances under which the award will become exercisable or vested or are forfeited or expire. The Committee is also authorized to interpret and construe the Plan and adopt, amend and rescind rules and regulations relating to administration of the Plan.

     The Plan provides that unless otherwise provided by the Committee in the written agreement evidencing the award, the terms of any stock option granted under the Plan shall provide (i) that the exercise price thereof shall not be less than 100% of the market value of a share of Common Stock on the date the option is granted, (ii) that the term of such option shall be ten years from the date of grant, (iii) that, upon an Employee ceasing to be employed by the Company for any reason other than death or disability, or a Non-Employee Director ceasing to be a Non-Employee Director of the Company, an option shall not become exercisable to an extent greater than it could have been exercised on the date the Employee's employment by the Company, or the Non-Employee Director's incumbency, as the case may be, ceased, and (iv) that the option shall expire ninety (90) days after the Employee ceases to be employed with the Company or a Non-Employee Director ceases to be a Non-Employee Director of the Company.

     Pursuant to the Plan, the Committee is permitted to allow or require the recipient of any award under the Plan, including any Eligible Person who is a director or officer of the Company, to pay the purchase price of the Shares or other property issuable pursuant to such award, or such recipient's tax withholding obligation with respect to such issuance, or both, in whole or in part, by any one or more of the following means: the delivery of cash; the delivery of other property deemed acceptable by the Committee; the delivery of previously owned shares of capital stock of the Company (including "pyramiding") or other property; a reduction in the amount of Shares or other property otherwise issuable pursuant to such award; or the delivery of a promissory note of the Eligible Person or of a third party, the terms and conditions of which shall be determined by the Committee.

     If the outstanding securities of the class then subject to this Plan are increased, decreased or exchanged for or converted into cash, property or a different number or kind of shares or securities, or if cash, property or shares or securities are distributed in respect of such outstanding securities, in either case as a result of a reorganization, merger, consolidation, recapitalization, restructuring, reclassification, dividend (other than a regular, quarterly cash dividend) or other distribution, stock split, reverse stock split, spin-off or the like, or if substantially all of the property and assets of the Company are sold, then, unless the terms of such transaction shall provide otherwise, the Committee shall make appropriate and proportionate adjustments in (i) the number and type of shares or other securities or cash or other property that may be acquired pursuant to awards theretofore granted under this Plan and the exercise or settlement price of such awards, and (ii) the maximum number and type of shares or other securities that may be issued pursuant to such awards thereafter granted under this Plan. The foregoing adjustments shall be applied to any awards or Incentive Stock Options only to the extent permitted by Sections 162(m) and 422 of the Code, respectively.

     Pursuant to the Plan, the Board of Directors may amend or terminate the Plan at any time and in any manner; provided, however, that no such amendment or termination shall deprive the recipient of any award theretofore granted under this Plan, without the consent of such recipient, of any of his or her rights thereunder or with respect thereto; provided, further, that if an amendment to the Plan would affect the Plan's compliance with Rule 16b-3 under the Exchange Act or Section 422 or 162(m) or other applicable provisions of the Code, the amendment shall be approved by the Company's stockholders to the extent required to comply with Rule 16b-3 under the Exchange Act, Sections 422 and 162(m) of the Code, or other applicable provisions of or rules under the Code.

EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement with John T. Connor, the Company's Chairman and Chief Executive Officer, for a two-year term beginning July 18, 1996. The agreement sets forth a base salary of $180,000 per year and provides for an annual bonus to be determined by the Board of Directors. The agreement provides for certain benefits to Mr. Connor, including paid vacations, pension benefits, qualified profit-sharing plans, employee group insurance and disability insurance. The agreement also provides for special compensation in the amount of $210,000, to be paid to Mr. Connor at least 15 days prior to the projected completion date of this offering. The agreement includes a Noncompete Agreement, which is effective during the term of the agreement.

     The Company entered into an employment agreement with Jeffery L. Fuller, the Company's President and Chief Operating Officer, for a two-year term beginning July 18, 1996. The agreement sets forth a base salary of $165,000 per year and provides for an annual bonus in an amount to be determined by the Board of Directors, provided the Company meets or exceeds certain performance objectives provided to the Board of Directors. Mr. Fuller is entitled, at a minimum, to receive a bonus of 20% of his annual salary if the Company meets its annual sales goals and an additional 20% if the Company meets its annual profit goals. The agreement also provides for certain benefits to Mr. Fuller, including paid vacations, pension benefits, qualified profit-sharing plans, employee group insurance and disability insurance. The agreement includes a Noncompete Agreement, which is effective during the term of the agreement.

     On September 30, 1996, Company entered into employment agreements with C. Eric Baumann, Michael P. Wallace and Joel K. Young, each of whom is a Company Vice President. The agreements set forth base salaries and provide for annual bonuses to be determined by the Board of Directors, and provide for certain benefits, including paid vacations, pension benefits, qualified profit-sharing plans, employee group insurance and disability insurance. The term of each such agreement continues for two years, unless otherwise terminated pursuant to the terms of the agreements. Each of these individuals has entered into a Noncompete Agreement effective during the term of each individual's employment agreement.

401(K) PROFIT SHARING & SAVINGS PLAN

     In July 1992, the Company established the Transcrypt International Employees Profit Sharing & Savings Plan (the "Benefit Plan"). The Benefit Plan consists of a 401(k) eligible savings plan, which is intended to comply with Sections 401(a) and 401(k) of the Code and the applicable provisions of the Employee Retirement Income Security Act of 1974, and a profit sharing plan. Amounts contributed to the Benefit Plan are held under a trust intended to be exempt from income tax pursuant to Section 501(a) of the Code. Employees of the Company that have completed at least one year of service are eligible to participate in the profit sharing plan and employees that have completed six months of service are eligible to participate in the 401(k) eligible savings plan. Participating employees are entitled to make pre-tax contributions to their 401(k) accounts, subject to certain maximum annual limits imposed by law ($9,500 in 1996), and certain other limitations. The Company may elect to make a discretionary contribution to the Benefit Plan each year. Employees are always fully vested in their own contributions, and the Company's contributions vest in participating employees over a six-year period at 20% per year beginning in the second year. Distributions generally are payable in a lump-sum after retirement, disability or death and, in certain circumstances, upon termination of employment with the Company for other reasons. The Company has accrued contributions to the Benefit Plan (including the 401(k) eligible savings plan and profit sharing plan) of $65,450 in the nine months ended September 30, 1996 and paid $40,500 in 1995.

                              CERTAIN TRANSACTIONS

     In 1991, the Company entered into a number of agreements with A. John and Yvonne Kuijvenhoven, who are currently principal stockholders of the Company, in connection with the acquisition of the Company's business and certain intellectual property held by the Kuijvenhovens. Under a Purchase Agreement dated December 3, 1991, the Company agreed to pay $340,000 annually, payable in equal monthly installments, to John Kuijvenhoven in consideration for the Kuijvenhovens' agreement not to compete against the Company for a period of five years ending December 31, 1996. The Company paid the last payment due under this agreement in August 1996, and the Company does not expect the non-compete agreement to be renewed past December 1996. As security for the non-compete agreement, the Company entered into a Security and Pledge Agreement dated December 3, 1991, which was released by the Kuijvenhovens in October 1996, granting to the Kuijvenhovens a security interest in real property located in Lancaster, Nebraska owned by the Company. The Company also granted to the Kuijvenhovens a security interest in its Digital Radio APCO 25 technology, pursuant to a Security and Pledge Agreement dated August 8, 1994. The Company believes that it has fully performed its obligations under the Purchase Agreement and the 1994 Security and Pledge Agreement was released in November 1996.

     On January 15, 1994, the Company borrowed from the Nebraska Investment Finance Authority ("NIFA") $850,000 in proceeds through the issuance of Industrial Development Revenue Bonds, Series 1994, issued pursuant to a Trust Indenture by and between NIFA and Norwest Bank of Nebraska, N.A., as trustee. In connection with the borrowing, the Company executed a non-amortizing promissory note under which the principal is due in a balloon payment in January 2004. The note bears interest at a rate of 6.25% per annum, with interest due quarterly on July 15, October 15, January 15 and April 15 of each year. The note is secured by a Deed of Trust and Construction Security Agreement from the Company to the trustee. The Company has used the proceeds from the NIFA borrowing to finance the construction of its existing Lincoln facility. The bonds were privately placed with Security National Bank of Superior, which is owned and controlled by certain stockholders of the Company, including the Estate of Harold S. Myers, David C. Myers and Steven Wright. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     In November 1993, the Company entered into a transaction with the University of Nebraska Foundation ("UNF") in which the Company sold its then existing facility to UNF and purchased from UNF approximately 10 acres of land in the University of Nebraska Technology Park, which is being developed by UNF. In the transaction, the Company transferred land and improvements valued at $525,000 to UNF and received from UNF $450,000 in cash and land valued at $75,000. The Company has since constructed its current headquarters and manufacturing facility on the land acquired from UNF. The value of the property sold by the Company in the transaction was based upon an appraisal. The Company believes that the price it paid for the land acquired in the transaction was approximately equal to UNF's cost, and that such price was favorable to the Company as a result of UNF's desire to induce the Company to become the first technology company to locate in the University of Nebraska Technology Park. UNF owns 15.6% of the outstanding Common Stock of the Company and Terry L. Fairfield, President and Chief Executive Officer of UNF, is a director of the Company. The determination of the values used in this transaction was made for the Company by Mr. Connor.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of September 30, 1996 and as adjusted to reflect the sale of shares offered pursuant to this Prospectus, by (i) each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock, (ii) each director, (iii) each Named Executive Officer,
(iv) all executive officers and directors as a group, and (v) each Selling Stockholder.


                                              SHARES BENEFICIALLY
                                                     OWNED                          SHARES BENEFICIALLY
                                                    PRIOR TO                               OWNED
                                                 OFFERING(1)(2)      NUMBER OF    AFTER OFFERING(1)(2)(3)
                                              --------------------     SHARES     ------------------------
              NAME AND ADDRESS                  NUMBER     PERCENT    OFFERED         NUMBER       PERCENT
--------------------------------------------  ----------   -------   ----------   --------------   -------
John T. Connor(4)...........................   1,945,785     27.1%                   1,945,785       20.1%
  2504 Ridge Road
  Lincoln, Nebraska 68512
Janice K. Connor(5).........................   1,556,528     22.9                    1,556,528       16.8
  2504 Ridge Road
  Lincoln, Nebraska 68512
Farm Bureau Insurance Company...............   1,265,279     18.7     347,222(6)       918,057        9.9
  5400 University Avenue
  Des Moines, Iowa 50265
University of Nebraska Foundation...........   1,056,622     15.6                    1,056,622       11.4
  1111 Lincoln Mall, Suite 200
  P.O. Box 82555
  Lincoln, Nebraska 68501-2555
John Kuijvenhoven and affiliates(7).........   1,090,704     16.1     902,778(6)       187,926        2.0
  P.O. Box 5917
  Lincoln, Nebraska 68505
First Commerce Bancshares, Inc.(8)..........     681,692     10.0                      681,692        7.3
  NBC Center, 3rd Floor
  13th & O Streets
  Lincoln, Nebraska 68508
Estate of Harold S. Myers(9)................     791,281     11.7                      791,281        8.5
  635 South 14th Street, Suite 320
  Lincoln, Nebraska 68508
The Security Mutual Life Insurance
  Company...................................     340,972      5.0                      340,972        3.7
  200 Centennial Mall North
  Lincoln, Nebraska 68508
Jeffery L. Fuller(10).......................     163,829      2.4                      163,829        1.7
Thomas R. Larsen............................          --       --                           --         --
Terry L. Fairfield(11)......................          --       --                           --         --
Thomas C. Smith.............................          --       --                           --         --
Thomas R. Thomsen(10).......................       6,553        *                        6,553          *
Winston J. Wade(10)(12).....................       6,553        *                        6,553          *
All executive officers and directors as a
  group (11 persons)........................   2,221,018     32.7%                   2,221,018       23.9%


---------------

  *  Less than 1%.

 (1) Shares of Common Stock issuable upon exercise of stock options currently exercisable, or exercisable within 60 days of the date of this offering, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power, if any, with respect to all shares of Common Stock shown as beneficially owned by them.

 (2) Percentage ownership is based on 6,783,078 shares of Common Stock outstanding prior to this offering and 9,283,078 shares of Common Stock outstanding after this offering.

 (3) Assumes that the Underwriters' over-allotment option is not exercised.

 (4) Includes 714,033 shares held of record by Janice K. Connor and 95,358 shares held by or in trust for other members of the Connor family, of which Mr. Connor disclaims beneficial ownership, and 389,257 shares issuable upon the exercise of stock options that are exercisable within 60 days of the date of this Prospectus.

 (5) Includes 747,137 shares held of record by John T. Connor and 95,358 shares held by or in trust for other members of the Connor family, of which Mrs. Connor disclaims beneficial ownership.

 (6) Does not include shares which may be sold to cover over-allotments, if any. The Farm Bureau Insurance Company has granted the Underwriters a 30-day option to purchase an additional 374,573 shares of Common Stock, and the Kuijvenhoven group has granted the Underwriters a 30-day option to purchase its remaining 187,926 shares of Common Stock, in each case solely to cover the Underwriters' over-allotments, if any.

 (7) Beneficial stock ownership amounts prior to the offering include 341,415 shares held by Mr. Kuijvenhoven and 272,676 shares held by Q.E. Dot, Inc. Mr. Kuijvenhoven is President of Q.E. Dot, Inc., and may be deemed to share voting and investment powers with respect to this entity but disclaims beneficial ownership of shares held by Q.E. Dot, Inc., except to the extent Mr. Kuijvenhoven has a pecuniary interest. Includes 476,613 shares held by members of the Kuijvenhoven family, for which Mr. Kuijvenhoven disclaims beneficial ownership.

 (8) Shares of Common Stock owned by First Commerce Bancshares, Inc. include 217,542 shares of Non-Voting Common Stock. Pursuant to the Company's Certificate of Incorporation, upon the disposition of the Non-Voting Common Stock by First Commerce Bancshares, Inc., voting rights will be restored to these shares. See "Description of Capital Stock."

 (9) Mr. Myers, prior to his death on December 26, 1996, was a director and principal stockholder of the Company. The amounts indicated include 391,299 shares held by the Estate of Harold S. Myers, 71,949 shares held by the Harold S. Myers III Trust, for which Mr. Myers served as the Trustee, and 328,033 shares held by or in trust for members of the Myers family.

(10) Consists of shares issuable upon the exercise of stock options that are exercisable within 60 days of the date of this Prospectus.

(11) Does not include shares held by the University of Nebraska Foundation, of which Mr. Fairfield serves as President and Chief Executive Officer.

(12) Does not include shares held by the University of Nebraska Foundation, of which Mr. Wade serves as director.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.01 par value, and 3,000,000 shares of Preferred Stock, $0.01 par value. At September 30, 1996, there were 6,783,078 shares of Common Stock outstanding, held of record by 21 stockholders.

COMMON STOCK

     Holders of Common Stock (other than the Non-Voting Common Stock) are entitled to one vote per share in all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding shares of Preferred Stock. Holders of

Common Stock have no preemptive rights and no rights to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. Of the 20,000,000 shares of Common Stock authorized by the Company's Certificate of Incorporation, 600,000 shares have been authorized for issuance as Non-Voting Common Stock, of which 217,542 shares were outstanding at September 30, 1996. All of the shares of Non-Voting Common Stock were issued to a bank holding company which is restricted from owning more than five percent of the voting Common Stock of the Company. Pursuant to the Company's Certificate of Incorporation, upon the disposition of the outstanding Non-Voting Common Stock by such stockholder, its subsidiaries or affiliates, or any of their successors, the voting rights will be restored to these shares.

PREFERRED STOCK

     The Board of Directors has the authority, without any further vote or action by the stockholders, to issue up to 3,000,000 shares of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series, to fix the designations, preferences, limitations and relative, participating, optional or other special rights and qualifications or restrictions of the shares of each series, and to determine the voting powers, if any of, such shares. The issuance of Preferred Stock could adversely affect, among other things, the rights of existing stockholders or could delay or prevent a change in control of the Company without further action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, any such issuance could have the effect of delaying, deferring or preventing a change in control of the Company and could make the removal of the present management of the Company more difficult. The Company has no current plans to issue any Preferred Stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     Certain provisions of Delaware law and the Company's Certificate of Incorporation could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     The Company will be subject to the provisions of Section 203 of the Delaware law. In general, this section prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

     The Company's Certificate of Incorporation provides that, beginning on the date following the effectiveness of this offering, the Board of Directors will be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their three-year terms. The classification of the Board of Directors makes it more difficult for the Company's stockholders to replace the Board of Directors, as well as for another party to obtain control of the Company by replacing the Board of Directors. Since the Board of

Directors has the power to retain and discharge officers of the Company, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, beginning on the date following the effectiveness of this offering, the Company will not have cumulative voting rights in the election of its directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors as each class of directors' terms expires. See "Risk
Factors -- Control by Existing Stockholders."

     The Company's Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Certificate of Incorporation provides that special meetings of stockholders can be called only by the Company's Board of Directors, Chairman of the Board, President or Chief Executive Officer, or at the written request of holders of not less than 25% of the voting shares. The Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of the Company. The Company's Certificate of Incorporation provides that the Board of Directors is authorized to amend the Bylaws only by the affirmative vote of 60% or more of the entire Board of Directors, and the Company's stockholders may amend the Bylaws only upon the affirmative vote of the holders of 75% or more of the voting shares. In addition, the Company's Certificate of Incorporation provides that certain articles of the Certificate of Incorporation may be amended only upon the affirmative vote of the holders of 75% or more of the voting shares, including articles containing provisions dealing with, among other things: (i) the ability of the Board of Directors to establish a rights plan without specific approval of the stockholders; (ii) the aforementioned voting requirements for amending the Bylaws; (iii) the size and classification of the Board of Directors; (iv) the directors' indemnification contained in the Certificate of Incorporation; (v) the duty of care of the directors set forth in the Certificate of Incorporation; and (vi) the denial of cumulative voting and stockholder action by written consent and the procedures for calling special meetings.

     Additionally, the Certificate of Incorporation authorizes the Board of Directors to create and issue rights to purchase shares of the Company's authorized but unissued capital stock or other securities. The Board is authorized to determine, with respect to such rights, (i) the initial exercise price; (ii) period for exercise; (iii) adjustment provisions in the event of a business combination, reorganization or other transaction; (iv) redemption provisions; and (v) provisions which deny exercise privileges to rights holders who own at least a specified percentage of the outstanding capital stock of the Company or which cause such rights to become void. The Board has not created or issued any such rights and has no present intention to do so.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. As described below, no currently outstanding shares of Common Stock or shares issuable pursuant to stock options issued by the Company, other than the 1,250,000 shares offered hereby by the Selling Stockholders (1,812,500 shares assuming the Underwriters' over-allotment option is exercised in full), will be available for sale shortly after this offering because of certain contractual restrictions on resale and the restrictions of the Securities Act. Sales of substantial amounts of Common Stock of the Company in the public market could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon completion of this offering, the Company will have outstanding 9,283,078 shares of Common Stock, assuming no exercise of options granted under the Company's 1996 Stock Incentive Plan. Of these shares, the 2,500,000 shares offered hereby by the Company and the 1,250,000 shares offered hereby by the Selling Stockholders (1,812,500 shares assuming the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act, unless purchased by "affiliates" of the

Company, as that term is defined for purposes of Rule 144 promulgated under the Securities Act (i.e., directors, officers and 10% or greater stockholders). The remaining 5,533,078 shares of Common Stock are "restricted" securities under the Securities Act (the "Restricted Shares"), of which 3,404,437 shares are deemed to be held by "affiliates" of the Company.

     None of the Restricted Shares (currently 5,533,078 shares) may be sold in the public market unless registered under the Securities Act or upon qualification under an exemption from registration under Rules 144 or 701 promulgated under the Securities Act. Under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned Restricted Shares for at least two years (including in certain circumstances the holding period of a prior owner except an affiliate), and any person who is an affiliate of the Company whose shares are not restricted securities, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 92,831 shares immediately following this offering), or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. The Company believes, under interpretations of Rules 144 and 145 under the Securities Act, that the holding period (currently two years) applicable to 5,464,913 of the Restricted Shares began on June 30, 1996, while the holding period applicable to the remaining 68,165 of the Restricted Shares began on September 30, 1996.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Subject to the contractual "lock-up" agreements discussed below, the Company intends, after consummation of this offering, to enter into a Registration Rights Agreement with each holder of Restricted Shares, entitling each holder to certain rights with respect to the registration of such shares under the Securities Act. Under such Registration Rights Agreement, if the Company proposed to register any of its securities under the Securities Act (except for a registration on Forms S-4 or S-8 or involving an issuance related to a business combination), either for its own account or the account of other securityholders, the holders of the Restricted Shares will be entitled to notice of such registration and will be entitled to include their shares therein; provided, however, among other conditions, that the underwriters of such offering will have the right, subject to certain limitations, to limit the number of such shares included in any such registration.

     As of September 30, 1996, 716,916 shares of Common Stock were issuable upon the exercise of vested stock options under the Company's 1996 Stock Incentive Plan and 325,000 shares will be issuable pursuant to options to be granted upon the effectiveness of this offering. An aggregate of 1,200,000 shares of Common Stock have been reserved for issuance under the Company's 1996 Stock Incentive Plan. In addition, the Company intends, as soon as practicable after the consummation of this offering, to file a registration statement on Form S-8 under the Securities Act covering the 1,200,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan. Such registration statement will become effective automatically upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of the Company and the lock-up agreements described below, be available for sale in the open market, subject to applicable vesting restrictions on stock options.

     All existing stockholders and all holders of stock options issued by the Company have entered into contractual "lock-up" agreements providing that they will not offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock, nor any options, warrants or other securities convertible into or exercisable or exchangeable for Common Stock, whether now owned or hereafter acquired, or in any manner transfer all or a portion of the economic consequences associated with their ownership of the Common Stock of the Company, for 180 days after the effective date of this offering, without the prior written consent of Dain Bosworth Incorporated. As a result of these contractual restrictions, shares subject to lock-up agreements will not be saleable until the agreements expire.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for which Dain Bosworth Incorporated and Furman Selz LLC are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the shares of Common Stock offered hereby. Each Underwriter will purchase the number of shares set forth opposite its name below, and will purchase such shares at the price to public, less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                            NUMBER OF
                                   UNDERWRITER                               SHARES
        ------------------------------------------------------------------  ---------
        Dain Bosworth Incorporated........................................
        Furman Selz LLC...................................................

                                                                            ---------
                  Total...................................................  3,750,000
                                                                            =========

     The Underwriting Agreement provides that the Underwriters' obligations are subject to conditions precedent and that the Underwriters are committed to purchase all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if the Underwriters purchase any shares. The Representatives have advised the Company and the Selling Stockholders that the several Underwriters may offer the shares of Common Stock directly to the public at the price to public set forth on the cover page of this Prospectus and to certain dealers at the price to public less a concession
not exceeding $          per share. The Underwriters may allow, and such dealers
may re-allow, a concession not exceeding $          per share to other dealers.
After the shares of Common Stock are released for sale to the public, the Representatives may change the initial price to public and other selling terms.

     The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 1,250,000 additional shares of the Common Stock at the price to public, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. See footnote 6 to the table under "Principal and Selling Stockholders."

     The Underwriting Agreement provides that the Company, the Selling Stockholders and the Underwriters will indemnify each other against certain liabilities, including liabilities under the Act, in connection with this offering.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     The Company and all of its current stockholders, directors and executive officers have agreed not to offer, sell, pledge, grant an option to purchase or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (the "Lockup Period") without the prior written consent of Dain Bosworth Incorporated. This restriction does not prevent the Company from granting options under the Stock Plans or issuing unregistered securities in a merger, consolidation, acquisition, joint venture or other arrangement as long as those securities are not registered under the Securities Act prior to the end of the 180-day period.

     The Representatives have reserved up to 150,000 of the shares of Common Stock offered hereby for sale to directors and principal stockholders of the Company (including their affiliated entities) and other persons identified by the Company who have expressed an interest in purchasing shares of Common Stock. To the extent shares are purchased by such persons, the number of shares available for sale to the public will be reduced. Any such purchases will be made at the initial public offering price to the public and on the same terms and conditions as will be initially offered by the Representatives to others in this offering. The directors and principal stockholders (including their affiliated entities) purchasing such shares have agreed not to offer, sell, pledge, grant an option to purchase or otherwise dispose of any shares of Common Stock during the 180-day Lockup Period.

     Prior to this offering, there has been no public market for the Common Stock. The price to public will be determined by agreement among the Company, the Selling Stockholders and the Representatives. In determining the price to public, the Company, the Selling Stockholders and the Representatives will consider, among other things, the history of and prospects for the industry in which the Company operates, past and present operations and earnings of the Company and the trend of such earnings, the qualifications of the Company's management, the general condition of the securities markets at the time of this offering and the market prices for other publicly-traded companies.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Sherman & Howard, L.L.C., Denver, Colorado.

                                    EXPERTS

     The financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their report, which is included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The reference in this Prospectus set forth under the caption "Business -- Intellectual Property" to the opinion of Zarley, McKee, Thomte, Voorhees & Sease, P.L.C., patent counsel for the Company, has been authorized by such counsel and is included herein in reliance upon such counsel's authority as experts on patent law.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, including the rules and regulations promulgated thereunder, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. All of these documents may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

     The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                                    GLOSSARY

     The following terms appearing in this Prospectus have the meanings specified below:

     Analog transmission. Wireless or wireline communication consisting of a voice or other non-digital signal transmitted as-is or modulated directly onto a continuous "carrier" radio wave.

     APCO. Association of Public Safety Communications Officials International, Inc.

     APCO 25 Standard. Transmission standard for digital land mobile radio communications endorsed by APCO and specifying a common air interface. See "Business -- Industry Background -- Land Mobile Radio Market."

     Common air interface. A communications protocol specified in the APCO 25 Standard allowing interoperability among APCO 25 compliant systems from the same or different manufacturers.

     Digital Transmission. Wireless or wireline transmission of discrete information "bits" in the form of ones and zeroes. An analog signal such as a voice can be converted to digital format prior to transmission, transmitted digitally, and reconstituted as an analog signal at the receiving end.

     DSP. Digital Signal Processor, an electronic microprocessor that manipulates and processes digital signals for communications and other purposes.

     Encryption. Securing a digital transmission through the use of a mathematical encoding algorithm which rearranges a digital bit-stream prior to transmission and a decoding algorithm which reconstitutes the transmitted digital information to its original form at the receiving end.

     FCC.  United States Federal Communications Commission.

     FDMA. Frequency Division Multiple Access, a method for dividing frequency spectrum into smaller units to increase capacity.

     Frequency hopping. A method of scrambling transmissions which involves changing transmission frequencies many times per second based upon an algorithm.

     Frequency inversion. A method of scrambling transmissions which involves inverting or otherwise adjusting the phase of a signal based on a consistent method.

     Hopping code. A method of scrambling transmissions which involves changing transmission codes many times per second based upon an algorithm.

     Interoperability. The ability of radio equipment to communicate with other systems produced by the same or different manufacturers.

     LANs.  Local Area Computer Networks.

     LMR. Land Mobile Radios, which consist of hand-held or mobile (vehicle mounted) two-way radios commonly used by public safety workers (e.g., police, fire and medical emergency personnel), businesses (e.g., fleet operators, taxi dispatch, construction and other commercial users) and a wide variety of United States and foreign governmental agencies.

     OEM.  Original equipment manufacturer.

     PBX. Private Branch Exchange, a standard telephone switch which connects telephones located at the customer's premises to the telephone network.

     PCMCIA. An industry standard for plug-in cards for use in personal computers developed by the Personal Computer Memory Card International Association.

     RF.  Radio frequency.

     Rolling code. A method of scrambling transmissions which involves changing transmission codes incrementally many times per second.

     Scrambling. Securing an analog transmission by manipulating the original signal at the point of transmission and reconstituting the original signal at the receiving end. Methods of analog scrambling include frequency hopping, frequency inversion, hopping code, rolling code and split-band.

     Split-band. A method of scrambling transmissions which involves spreading a signal across multiple channels or frequencies.

     TDMA. Time Division Multiple Access, a method for allocating usage on a single channel by interspersing communications of multiple users.

                         TRANSCRYPT INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Independent Accountants.....................................................    F-2
Consolidated Balance Sheets...........................................................    F-3
Consolidated Statements of Income (Loss)..............................................    F-4
Consolidated Statements of Stockholders' Equity.......................................    F-5
Consolidated Statements of Cash Flows.................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Transcrypt International, Inc.

We have audited the accompanying consolidated balance sheets of Transcrypt International, Ltd. (the Predecessor) as of December 31, 1994 and 1995, and the related consolidated statements of income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transcrypt International, Ltd. as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

700 Cornhusker Plaza
Lincoln, Nebraska
February 23, 1996

                         TRANSCRYPT INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

               DECEMBER 31, 1994 AND 1995 AND SEPTEMBER 30, 1996

                                     ASSETS

                                                                                                   (UNAUDITED)
                                                                 DECEMBER 31,     DECEMBER 31,     SEPTEMBER 30,
                                                                     1994             1995             1996
                                                                 ------------     ------------     -------------
Current assets:
  Cash and cash equivalents....................................   $2,135,460       $  291,712       $         --
  Accounts receivable, net of allowance for doubtful accounts of $188,014, $181,659 and $363,169 in 1994, 1995 and 1996
     respectively..............................................    1,251,877        1,923,441          2,833,714
  Receivable -- officers, employees and affiliate..............       53,501           57,791             37,335
  Inventory, net...............................................    1,251,996        1,119,763          1,689,175
  Prepaid expenses.............................................      177,822           60,323            207,386
  Deferred tax assets..........................................           --               --            232,325
                                                                  ----------       ----------        -----------
          Total current assets.................................    4,870,656        3,453,030          4,999,935
Property, plant and equipment, at cost net of accumulated
  depreciation.................................................    2,661,702        3,066,740          3,961,057
Deferred tax assets............................................           --               --          1,715,540
Intangible assets, net of accumulated amortization.............    2,094,636        1,002,860            214,719
                                                                  ----------       ----------        -----------
                                                                  $9,626,994       $7,522,630       $ 10,891,251
                                                                  ==========       ==========        ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank overdraft...............................................   $       --       $       --       $    153,834
  Revolving line of credit.....................................           --               --             64,000
  Current portion of capitalized lease obligations.............       14,276           15,570             14,103
  Current portion of long-term debt............................      301,377          412,656            437,804
  Current portion of obligations under non-compete
     agreements................................................      340,000          340,000                 --
  Accounts payable.............................................      279,717          176,496            681,334
  Income taxes payable.........................................           --               --            154,326
  Accrued expenses.............................................      416,002          767,246          1,353,378
  Deferred revenue.............................................      153,018           56,814              1,759
  Due to related parties.......................................       13,738              489                 --
                                                                  ----------       ----------        -----------
          Total current liabilities............................    1,518,128        1,769,271          2,860,538
                                                                  ----------       ----------        -----------
Capitalized lease obligations, net of current portion..........       30,882           15,099              4,995
Long-term debt, net of current portion.........................    1,793,480        1,831,493          1,504,625
Obligations under non-compete agreements, net of current
  portion......................................................      340,000               --                 --
                                                                  ----------       ----------        -----------
                                                                   2,164,362        1,846,592          1,509,620
                                                                  ----------       ----------        -----------
Commitments and contingencies (Note 11)
Stockholders' equity:
  Partners' capital............................................    5,944,504        3,906,767                 --
  Common stock ($.01 par value; 19,400,000 voting shares
     authorized, 6,565,536 issued and outstanding; 600,000
     non-voting shares authorized, 217,542 issued and
     outstanding) (Note 17)....................................           --               --             51,754
  Additional paid-in capital...................................           --               --          9,699,458
  Retained deficit.............................................           --               --         (3,230,119)
                                                                  ----------       ----------        -----------
                                                                   5,944,504        3,906,767          6,521,093
                                                                  ----------       ----------        -----------
                                                                  $9,626,994       $7,522,630       $ 10,891,251
                                                                  ==========       ==========        ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                         TRANSCRYPT INTERNATIONAL, INC.

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
             AND THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                                           NINE MONTH      NINE MONTH
                                                                                          PERIOD ENDED    PERIOD ENDED
                                              YEAR ENDED     YEAR ENDED     YEAR ENDED    SEPTEMBER 30,   SEPTEMBER 30,
                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,       1995            1996
                                                 1993           1994           1995       -------------   -------------
                                             ------------   ------------   ------------    (UNAUDITED)    (UNAUDITED)
Revenues...................................   $6,900,000     $9,155,164    $  8,128,200    $  5,357,546    $  9,275,168
Cost of sales..............................    1,615,563      2,901,577       2,982,942       2,266,492       2,885,788
                                              ----------     ----------      ----------      ----------      ----------
          Gross profit.....................    5,284,437      6,253,587       5,145,258       3,091,054       6,389,380
Operating costs and expenses:
  Research and development.................    1,137,950      1,179,540       1,953,068       1,362,118       1,686,297
  Sales and marketing......................      982,354      1,589,632       2,109,393       1,455,616       1,505,939
  General and administrative...............    1,151,099      1,074,408       1,190,751         807,355       1,051,474
  Special compensation expense.............           --             --              --              --       5,568,250
  Amortization of acquisition related
     expense...............................    1,091,761      1,092,426       1,092,680         829,335         819,287
                                              ----------     ----------      ----------      ----------      ----------
          Total operating costs and
            expenses.......................    4,363,164      4,936,006       6,345,892       4,454,424      10,631,247
                                              ----------     ----------      ----------      ----------      ----------
Income (loss) from operations..............      921,273      1,317,581      (1,200,634)     (1,363,370)     (4,241,867)
Interest income............................        6,561         34,147          53,297          42,169          30,279
Interest expense...........................     (140,082)      (144,940)       (190,403)       (136,420)       (109,874)
                                              ----------     ----------      ----------      ----------      ----------
Income (loss) before income taxes..........      787,752      1,206,788      (1,337,740)     (1,457,621)     (4,321,462)
Provision (benefit) for income taxes.......           --             --              --              --      (1,758,539)
                                              ----------     ----------      ----------      ----------      ----------
          Net income (loss)................   $  787,752     $1,206,788    $ (1,337,740)   $ (1,457,621)   $ (2,562,923)
                                              ==========     ==========      ==========      ==========      ==========
Pro forma information:
  Income (loss) before income taxes........                                $ (1,337,740)   $ (1,457,621)   $ (4,321,462)
  Pro forma provision (benefit) for income
     taxes.................................                                    (496,316)       (540,793)     (1,623,260)
                                                                             ----------      ----------      ----------
  Pro forma net loss.......................                                $   (841,424)   $   (916,828)   $ (2,698,202)
                                                                             ==========      ==========      ==========
  Pro forma net loss per share.............                                $       (.12)   $       (.13)   $       (.38)
                                                                             ==========      ==========      ==========
  Weighted average common and common
     equivalent shares outstanding.........                                   7,012,751       7,012,751       7,012,751
                                                                             ==========      ==========      ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                         TRANSCRYPT INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                  AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                                             ADDITIONAL
                                                                 COMMON       PAID-IN      RETAINED      PARTNERS'
                                      UNITS        SHARES         STOCK       CAPITAL       DEFICIT       CAPITAL        TOTAL
                                   -----------   -----------   -----------   ----------   -----------   -----------   -----------
Balance, December 31, 1992.......    4,727,842            --   $        --   $       --   $        --   $ 3,821,442   $ 3,821,442
  Additional investment..........      247,592            --            --           --            --       350,000       350,000
  Distributions..................           --            --            --           --            --      (360,003)     (360,003)
  Net income.....................           --            --            --           --            --       787,752       787,752
                                    ----------     ---------       -------    ---------    ----------    ----------    ----------
Balance, December 31, 1993.......    4,975,434            --            --           --            --     4,599,191     4,599,191
  Additional investment..........      200,000            --            --           --            --     1,000,007     1,000,007
  Distributions..................           --            --            --           --            --      (861,482)     (861,482)
  Net income.....................           --            --            --           --            --     1,206,788     1,206,788
                                    ----------     ---------       -------    ---------    ----------    ----------    ----------
Balance, December 31, 1994.......    5,175,434            --            --           --            --     5,944,504     5,944,504
  Distributions..................           --            --            --           --            --      (699,997)     (699,997)
  Net loss.......................           --            --            --           --            --    (1,337,740)   (1,337,740)
                                    ----------     ---------       -------    ---------    ----------    ----------    ----------
Balance, December 31, 1995.......    5,175,434            --            --           --            --     3,906,767     3,906,767
  Distributions..................           --            --            --           --            --      (181,001)     (181,001)
  Net income (loss)..............           --            --            --           --    (3,230,119)      667,196    (2,562,923)
  Issuance of stock in exchange
    for units of the
    Predecessor..................   (5,175,434)    6,783,078        51,754    4,341,208            --    (4,392,962)           --
  Special compensation-options
    issued.......................           --            --            --    5,358,250            --            --     5,358,250
                                    ----------     ---------       -------    ---------    ----------    ----------    ----------
Balance, September 30, 1996
  (unaudited)....................           --     6,783,078   $    51,754   $9,699,458   $(3,230,119)  $        --   $ 6,521,093
                                    ==========     =========       =======    =========    ==========    ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                         TRANSCRYPT INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
             AND THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

                                                                                                   NINE MONTH       NINE MONTH
                                                                                                  PERIOD ENDED     PERIOD ENDED
                                                  YEAR ENDED      YEAR ENDED      YEAR ENDED     SEPTEMBER 30,    SEPTEMBER 30,
                                                 DECEMBER 31,    DECEMBER 31,    DECEMBER 31,         1995             1996
                                                     1993            1994            1995        --------------   --------------
                                                 -------------   -------------   -------------    (UNAUDITED)      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)............................   $   787,752     $ 1,206,788     $(1,337,740)    $ (1,457,621)    $ (2,562,923)
                                                  -----------     -----------     -----------      -----------      -----------
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
    Special compensation expense...............            --              --              --               --        5,358,250
    Depreciation...............................       275,697         350,188         532,288          349,905          509,086
    Amortization...............................     1,091,761       1,092,426       1,092,680          829,335          819,287
    Loss (gain) on sale of fixed assets........        14,894          42,449          (2,446)          (1,223)           5,682
    Provision for warranties, bad debts and
      inventory reserve........................       422,598         314,589         195,824          115,524          211,869
    Deferred tax provision.....................            --              --              --               --       (1,947,865)
    Changes in:
      Accounts receivable......................      (403,078)        (63,090)       (672,929)         179,619       (1,102,977)
      Related party receivables................       (58,164)         44,571          (4,290)        (198,336)          19,456
      Inventory................................      (897,875)       (174,916)         82,850           61,822         (565,225)
      Prepaid expenses and other assets........       (14,885)       (125,026)        117,499           46,423         (147,063)
      Accounts payable.........................         4,213          23,122        (103,221)        (137,767)         496,722
      Income taxes payable.....................            --              --              --               --          154,326
      Accrued expenses.........................       145,622         195,147         264,010          247,169          176,098
      Related party payables...................       (63,677)        (12,328)        (13,249)          79,643             (489)
      Deferred revenue.........................       116,260         (35,394)        (96,204)         205,325          (55,055)
                                                  -----------     -----------     -----------      -----------      -----------
         Total adjustments.....................       633,366       1,651,738       1,392,812        1,777,439        3,932,102
                                                  -----------     -----------     -----------      -----------      -----------
         Net cash provided by operating
           activities..........................     1,421,118       2,858,526          55,072          319,818        1,369,179
                                                  -----------     -----------     -----------      -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Issue notes receivable.......................       (25,000)         (1,833)        (11,846)              --               --
  Payments received on note receivable.........         5,000           5,000          10,394               --               --
  Proceeds from sale of fixed assets...........         3,860         591,084          37,089           19,800           26,725
  Purchase of fixed assets.....................      (233,561)     (1,992,017)     (1,029,471)        (822,589)      (1,039,786)
  Increase in patents and trademarks...........        (1,625)         (2,993)           (904)              --          (31,371)
  Payments under non-compete agreement.........      (340,000)       (340,000)       (340,000)        (255,000)        (340,000)
                                                  -----------     -----------     -----------      -----------      -----------
         Net cash used in investing
           activities..........................      (591,326)     (1,740,759)     (1,334,738)      (1,057,789)      (1,384,432)
                                                  -----------     -----------     -----------      -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on term loan and operating line of
    credit.....................................     1,279,580       2,363,000       1,016,000          500,000           64,000
  Payments on term loan and operating line of
    credit.....................................    (1,731,226)     (1,743,792)       (866,708)        (248,384)        (301,720)
  Principal payments on capitalized leases.....       (14,042)        (13,648)        (13,377)         (11,019)         (11,572)
  Proceeds from issuance of partnership
    interests..................................       350,000       1,000,007              --               --               --
  Partnership distributions paid...............      (360,003)       (861,482)       (699,997)        (699,997)        (181,001)
  Bank overdraft...............................       (80,493)             --              --               --          153,834
                                                  -----------     -----------     -----------      -----------      -----------
         Net cash provided by (used in)
           financing activities................      (556,184)        744,085        (564,082)        (459,400)        (276,459)
                                                  -----------     -----------     -----------      -----------      -----------
Net increase (decrease) in cash and cash
  equivalents..................................       273,608       1,861,852      (1,843,748)      (1,197,371)        (291,712)
Cash and cash equivalents, beginning of
  period.......................................            --         273,608       2,135,460        2,135,460          291,712
                                                  -----------     -----------     -----------      -----------      -----------
Cash and cash equivalents, end of period.......   $   273,608     $ 2,135,460     $   291,712     $    938,089     $         --
                                                  ===========     ===========     ===========      ===========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
    Interest paid..............................   $   140,082     $   137,481     $   190,403     $    136,420     $    109,874
    Income taxes paid..........................   $        --     $        --     $        --     $         --     $     35,000

   The accompanying notes are an integral part of the consolidated financial statements.

                         TRANSCRYPT INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SIGNIFICANT ACCOUNTING POLICIES:

     The following is a summary of significant accounting policies followed in the preparation of these financial statements. Certain prior period amounts have been reclassified to conform to the current period presentation.

  (a) Organization:

     Transcrypt International, LTD. (the "Predecessor") is a limited partnership formed in 1991 composed of the general partner, Transcrypt International, Inc. (a Nebraska corporation) and various limited partners. One percent of the profits or losses is allocated to the general partner and the remaining 99% is allocated to the limited partners based on their respective units of partnership interest.

     Effective June 30, 1996, the assets and liabilities of the partnership were merged tax-free into a Delaware corporation, Transcrypt International, Inc. (the "Company"). Each respective partnership unit was converted pro rata into common shares of the Company.

     The Company is engaged in the design, manufacture and marketing of information security products for the land mobile radio and cellular telephone markets. The Company markets its products to customers world-wide.

  (b) Principles of Consolidation:

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in the consolidation.

  (c) Cash and Cash Equivalents:

     The Company considers all highly liquid investments with original maturities less than 90 days as cash equivalents. The Company places its temporary cash investments with high credit qualified financial institutions.

  (d) Inventory:

     Inventory is recorded at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

  (e) Property, Plant and Equipment:

     Property, plant and equipment are recorded at cost. The Company's policy is to capitalize expenditures for major improvements and to charge to operating expenses the cost of current maintenance and repairs. Depreciation is computed on the straight line method over the estimated useful lives of the assets. The cost and related accumulated depreciation of assets retired or otherwise disposed of are eliminated from the respective accounts at the time of disposition. Any resulting gain or loss is included in current operating results. For the year ended December 31, 1994, $28,776 of interest expense was capitalized.

  (f) Intangible Assets:

     Intangibles are carried at cost less applicable amortization. Provision for amortization of intangible assets is based upon the estimated useful lives of the related assets and is computed using the straight line method. All intangible assets are being amortized over five years. Management reviews intangible assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.

                         TRANSCRYPT INTERNATIONAL, INC.

  (g) Income Taxes:

     The partnership as an entity is not subject to Federal or state income taxes. Any tax liabilities arising from the Predecessor's operations are the direct responsibility of the individual partners. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates and laws applicable to the years in which the differences are expected to reverse.

  (h) Pro Forma Provision for Income Taxes:

     The pro forma provision for income taxes reflects the provision for income taxes as if the Company had been taxed as a C Corporation under the Internal Revenue Code for the entire period presented.

  (i) Revenue Recognition:

     Revenues are recorded when products are shipped or services are rendered. Costs associated with the installation and servicing of equipment are charged to expense as incurred and allowances are provided for returns. The Company defers income for prepayments of significant initial engineering costs which are components of the selling price of certain products sold. Also included in deferred revenue are prepayments from foreign customers for which goods cannot be shipped until certain export regulations are met.

  (j) Export Sales:

     A significant portion of the Company's sales are made to customers outside of the United States. Export sales are recorded and settled in U.S. dollars and are generally shipped against prepayments or backed by irrevocable letters of credit confirmed by U.S. banks. Total export sales by geographic area were as follows:

                                                     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                        1993           1994           1995
                                                    ------------   ------------   ------------
        Europe....................................   $  947,334     $2,580,236     $2,464,164
        Middle East...............................    1,740,666      1,691,605      2,275,620
        Latin America.............................           --        978,159      1,060,216
                                                     ----------     ----------     ----------
                                                     $2,688,000     $5,250,000     $5,800,000
                                                     ==========     ==========     ==========

  (k) Warranty Costs:

     The Company provides for warranty costs based on estimated future expenditures that will be incurred under product guarantees and warranties presently in force.

  (l) Pro Forma Net Income (Loss) Per Share:

     Pro forma net income (loss) per share is computed on the basis of the weighted average number of partnership interest units outstanding during the year converted into common shares on a one to one ratio, adjusted for a stock dividend and including common stock equivalents (see Note 17).

                                                                  NINE MONTHS   NINE MONTHS
                                                     YEAR ENDED      ENDED         ENDED
                                                      DECEMBER     SEPTEMBER     SEPTEMBER
                                                        31,           30,           30,
                                                        1995         1995          1996
                                                     ----------   -----------   -----------
        Common stock...............................  6,783,078     6,783,078     6,783,078
        Common stock equivalents -- stock
          options..................................    229,673       229,673       229,673
                                                     ---------     ---------     ---------
                                                     7,012,751     7,012,751     7,012,751
                                                     =========     =========     =========

                         TRANSCRYPT INTERNATIONAL, INC.

     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, options to purchase common stock granted with exercise prices below the assumed initial public offering price per share during the 12 months preceding the date of the initial filing of the Registration Statement are included in the calculation of common equivalent shares, using the treasury stock method, as if they were outstanding for all periods presented.

  (m) Management Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect carrying amounts of assets and liabilities and disclosures of contingent assets and liabilities as of financial statement dates, as well as the reported revenues and expenses for the years then ended. Actual results may differ from management's estimates.

  (n) Unaudited Information:

     The financial information for the period as of September 30, 1995 and 1996 and the nine months then ended has been prepared by the Company and is unaudited. In the opinion of management, the accompanying unaudited financial information contains all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position of the Company and its Predecessor at September 30, 1996 and the results of their operations and their cash flows for the nine month period ended September 30, 1995 and 1996. The consolidated statement of loss and consolidated statement of cash flows for the nine month period ended September 30, 1996 reflects the combined operating results of the Predecessor for the period January 1, 1996 to June 30, 1996 and the Company for the period July 1, 1996 to September 30, 1996.

 2. INVENTORY:

     The following is a summary of inventory at December 31, 1994 and 1995 and September 30, 1996:

                                                    1994           1995           1996
                                                 ----------     ----------     ----------
        Raw materials and supplies, net of
          reserve for obsolescence of $33,562,
          $82,041 and $79,057 in 1994, 1995 and
          1996, respectively...................  $  657,027     $  879,587     $1,053,256
        Work in process........................     300,676        101,092        375,633
        Finished goods.........................     294,293        139,084        260,286
                                                 ----------     ----------     ----------
                                                 $1,251,996     $1,119,763     $1,689,175
                                                 ==========     ==========     ==========

 3. PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consists of the following at December 31, 1994 and 1995:

                         TRANSCRYPT INTERNATIONAL, INC.

                                                                 1994           1995
                                                              ----------     ----------
        Land................................................  $  150,000     $  150,000
        Building............................................   1,289,452      1,302,388
        Equipment...........................................   1,467,713      2,325,690
        Leased equipment....................................      74,329         74,329
        Automobiles.........................................      58,232         64,647
        Furniture and fixtures..............................     345,802        371,160
                                                               ---------      ---------
                                                               3,385,528      4,288,214
             Less accumulated depreciation..................     723,826      1,221,474
                                                               ---------      ---------
                                                              $2,661,702     $3,066,740
                                                               =========      =========

 4. INTANGIBLE ASSETS:

     Intangible assets consist of the following at December 31, 1994 and 1995:

                                                                 1994           1995
                                                              ----------     ----------
        Proprietary technology..............................  $3,355,630     $3,355,630
        Non-compete agreements..............................   1,700,000      1,700,000
        Goodwill............................................     290,516        290,516
        Organization costs..................................     116,910        116,910
        Patents and trademarks..............................       4,618          5,522
                                                               ---------      ---------
                                                               5,467,674      5,468,578
             Less accumulated amortization..................   3,373,038      4,465,718
                                                               ---------      ---------
                                                              $2,094,636     $1,002,860
                                                               =========      =========

 5. REVOLVING LINE OF CREDIT:

     The Company has a revolving line of credit not to exceed $2,000,000 calculated using a specified borrowing base of eligible inventories and accounts receivable. Interest is payable monthly at a regional bank's national money market rate. The line is collateralized by substantially all the Company's assets.

 6. CAPITALIZED LEASE OBLIGATIONS:

     Future minimum lease payments under capitalized lease obligations at December 31, 1995 are as follows:

                                                                             AMOUNT
                                                                             -------
        1996...............................................................  $17,289
        1997...............................................................   15,846
                                                                             -------
        Total minimum obligations..........................................   33,135
        Less amount representing interest..................................    2,466
                                                                             -------
        Present value of net minimum obligations...........................   30,669
        Less current portion...............................................   15,570
                                                                             -------
        Long-term portion..................................................  $15,099
                                                                             =======

                         TRANSCRYPT INTERNATIONAL, INC.

 7. LONG-TERM DEBT:

     Long-term debt at December 31, 1994 and 1995 consists of the following:

                                                                   1994         1995
                                                                -----------  -----------
        Term note payable to bank due in monthly installments
          of $18,141 including interest at 7.75% beginning in
          March 1993 until March 1996 when it can be adjusted
          from time to time to a specified rate of a regional
          bank. Principal is due in full in February 1998. The
          note is collateralized by essentially all the assets
          of the Company in addition to the personal
          guarantees of certain shareholders..................     $613,123     $437,358
        Term note payable to bank due in monthly installments
          of $14,231 including interest at 8% beginning June
          1994 until May 1996, when it can be adjusted to
          one-percent above a specified rate of a regional
          bank from time to time. Principal is due in full in
          May 1999. The note is collateralized by essentially
          all the assets of the Company in addition to
          personal guarantees of certain shareholders.........      631,734      507,653
        Installment note for equipment purchase payable to
          bank due in monthly installments of $10,506
          including daily adjusted interest at a specified
          rate above the prime rate (8.5% at December 31,
          1995). The note is collateralized by specific
          equipment purchased with proceeds as well as
          inventory and other equipment. The note is
          guaranteed by a shareholder.........................     $     --    $ 449,138
        Industrial development revenue bonds payable to bank
          with quarterly interest only payments beginning
          April 15, 1994 at 6.25% with principal due on
          January 15, 2004. This note is collateralized by a
          deed of trust.......................................      850,000      850,000
                                                                -----------  -----------
                                                                  2,094,857    2,244,149
        Less current portion..................................      301,377      412,656
                                                                -----------  -----------
                                                                 $1,793,480   $1,831,493
                                                                  =========    =========

     Maturities on long-term debt are summarized as follows:

        Year ending December 31,
        1996.............................................................  $  412,656
        1997.............................................................     447,973
        1998.............................................................     303,590
        1999.............................................................     182,900
        2000.............................................................      47,030
        Thereafter.......................................................     850,000
                                                                           ----------
                                                                           $2,244,149
                                                                            =========

     The agreements of the term note payable and the bank note payable discussed in Note 5 require, among other things, that the Company maintain certain levels of working capital, net worth and debt-to-equity ratios and limit capital expenditures, investments, other indebtedness, distributions, mergers and acquisitions.

 8. OBLIGATIONS UNDER NON-COMPETE AGREEMENTS:

     In connection with the purchase of the net assets of Transcrypt International, Incorporated in 1991, the Company entered into non-compete agreements with the former owners which call for the Company to pay a

                         TRANSCRYPT INTERNATIONAL, INC.

total of $1,700,000 in consideration for the former owners' agreement not to compete for a period of five years. As of December 31, 1995, the remaining payments are payable in 1996 and amount to $340,000.

 9. DEFERRED INCOME TAXES:

     The components of the provision (benefit) for income taxes for the period ending September 30, 1996 are as follows:

        Current.........................................................  $   189,326
        Deferred........................................................   (1,947,865)
                                                                          -----------
                                                                          $(1,758,539)
                                                                           ==========

     The entire provision is comprised of federal taxes, as no state taxes are expected to be paid as a result of various state incentive tax credits for which the Company has qualified.

     The Company's tax provision effective tax rate on pretax income (loss) differs from U.S. federal statutory tax rate as follows:

        U.S. federal tax at statutory tax rate................  $(1,469,297)    (34.00)%
        Income taxable directly to partners of the
          Predecessor.........................................     (226,847)     (5.25)
        Benefit of foreign sales corporation..................      (89,048)     (2.06)
        Other.................................................       26,653       0.62
                                                                -----------     ------
                                                                $(1,758,539)    (40.69)%
                                                                 ==========     ======

     Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to deferred income taxes at September 30, 1996 relate to the following:

        Deferred tax assets:
          Special compensation expense...................................  $1,821,805
          Allowance for bad debts........................................      65,492
          Reserves for warranties and inventory obsolescence.............      41,172
          Difference between tax and book liability accruals.............     127,166
                                                                           ----------
                                                                            2,055,635
                                                                           ----------
        Deferred tax liabilities:
          Difference between tax and book depreciation...................     106,265
          Difference between tax and book liability accruals.............       1,505
                                                                           ----------
                                                                              107,770
                                                                           ----------
        Net deferred asset...............................................  $1,947,865
                                                                            =========

10. ACCRUED EXPENSES:

     Accrued expenses consist of the following:

                         TRANSCRYPT INTERNATIONAL, INC.

                                               DECEMBER 31,     DECEMBER 31,     SEPTEMBER 30,
                                                   1994             1995             1996
                                               ------------     ------------     -------------
        Payroll and bonuses..................    $ 38,930         $151,130        $   212,900
        Accrued licensing costs..............          --               --            400,000
        Warranty reserve.....................      47,221           64,455             73,039
        Commissions..........................      33,513          265,440            132,661
        Special compensation expense.........          --               --            210,000
        Other expenses.......................     296,338          286,221            324,778
                                                 --------         --------         ----------
                                                 $416,002         $767,246        $ 1,353,378
                                                 ========         ========         ==========

11. COMMITMENTS AND CONTINGENCIES:

     The Company has agreed to pay fees totaling $350,000 to its chairman and chief executive officer for initiating the purchase of the net assets of Transcrypt International, Incorporated in 1991. Payment is contingent upon the original limited partners receiving capital distributions equal to their original capital contributions or upon the approval of the Board of Directors of the Company for the sale of equity interests in the Company to the public. Payments of $70,000 have been made as of December 31, 1995 and an additional payment of $70,000 was approved and paid during February 1996. These payments were accounted for as a bonus and the officer has waived rights to receive fees to the extent of such payments. Also see Note 17.

     In the normal course of its business activities, the Company is required under a contract with foreign governmental authorities to provide letters of credit that may be drawn upon if the Company fails to perform under their contracts. The letters of credit, which expire on various dates in 1996, have a total undrawn balance of $139,081 at December 31, 1995.

     The Company is involved in certain disputes as part of the ordinary course of its business. Management believes that the ultimate resolution of these disputes will not have a material adverse effect on its financial position, results of operations or cash flows.

12. RELATED PARTY TRANSACTIONS:

     The Company, its partners and other related parties have participated in various related party transactions. Amounts due to and from related parties are as set forth in the balance sheet.

     The remainder of amounts due to and from related parties primarily represent amounts due to the general partner and sales commissions (which were insignificant) due to a wholly-owned subsidiary of the general partner net of administrative expenses paid on behalf of the subsidiary.

13. OPTION PLAN:

     In January 1992, the Board of Directors approved a 1992 Partnership Interest Option Plan which provides for the granting of up to 1,297,525 units of non-qualified interest options to certain officers and key employees. Under the Plan, the exercise price for the options will be the fair market value at the date of grant as determined by the Board of Directors. Options granted under the Plan are fully vested and generally become exercisable at the discretion of a committee designated by the Board to administer the plan, however no options shall be exercisable until the Board of Directors declare distributions that will cause the original investors to have received a return of their initial investment in the Company plus a 20% cumulative annual return on their investment.

     The committee shall also determine the term of each option granted, which will in no event exceed ten years from the date of grant. Information with respect to interest options under the above plan is as follows:

                         TRANSCRYPT INTERNATIONAL, INC.

                                                                   1994         1995
                                                                ----------   ----------
        Units under option, at beginning of year..............     908,267      961,348
        Granted...............................................      53,081       27,523
        Exercised.............................................          --           --
        Canceled or forfeited.................................          --     (572,090)
                                                                  --------     --------
        Units under option, at end of year....................     961,348      416,781
                                                                  ========     ========
        Price of options granted..............................  $     3.05   $     3.05
        Price of options outstanding..........................  $ .76-3.05   $ .76-3.05

     No units were exercisable at December 31, 1995. 880,744 units were available for future grants under the 1992 agreement. Of the available units, 300,135 have been reserved for issuance contingent upon future employment or attainment of specified criteria by the grantees.

     Effective June 30, 1996, the unit options were converted to stock options on a one to one ratio. Notwithstanding the restrictions stated above, the issued options automatically become exercisable and the reserved options become issuable, fully vested and exercisable if the Company successfully completes an initial public offering. Also see Note 17.

14. BENEFIT PLANS:

     The Company has a profit sharing plan which covers substantially all employees. Contribution levels are determined by the Board of Directors annually. Profit sharing expense approximated $30,000, $45,000 and $27,500 for the years ended December 31, 1993, 1994 and 1995, respectively.

     The Company also has a 401(k) plan which covers substantially all employees. Participants may contribute up to 10% of their annual compensation and the Company makes matching contributions of 25% of the amount contributed by participants. Contributions may not exceed the maximum allowable by law. Company contributions approximated $8,000, $11,000 and $13,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

15. SALES TO MAJOR CUSTOMERS:

     Sales to major customers totaling over $200,000 each were as follows:

                                                     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                        1993           1994           1995
                                                    ------------   ------------   ------------
        Percent of total sales....................          30%            49%           44%
        Number of major customers.................            3              6             7
        Individual customers representing 10% or
          more of consolidated sales in each year:
          Motorola -- Poland......................           --     $2,044,350            --
          Ministry of Interior -- Egypt...........   $1,622,452             --      $849,134

16. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amounts of all financial instruments in the consolidated balance sheets approximate fair values.

                         TRANSCRYPT INTERNATIONAL, INC.

17. OTHER MATTERS:

     On September 30, 1996, the Board of Directors and the shareholders approved an increase in the Company's authorized common shares from 10 million to 20 million shares. On November 18, 1996, the Company declared a 1.3106311-for-1 stock split in the form of a stock dividend. All share and per share information has been restated to reflect the split.

     The Board of Directors approved the payment of the remaining $210,000 fees for initiating the 1991 purchase of the net assets of Transcrypt International, Incorporated on September 30, 1996. These fees are included in special compensation expense in the consolidated statements of operations (see Note 11). The Board of Directors also approved granting of all reserved options and full vesting of 716,916 stock options of outstanding stock options on September 30, 1996 (see Note 13). The vesting resulted in a special compensation charge of $5,358,250 (before related tax benefits of $1,821,805) in the quarter ending September 30, 1996.

                             [Inside Back Cover]



        [Picture of Transcrypt Stealth 25 land mobile radio, Motorola cellular telephone and land mobile radio, Kenwood land mobile radio and hats, plaques and insignias of various domestic and foreign governmental agencies that use Transcrypt products, all against the background of a globe.]



                    Providing Information Security Worldwide


                         [Transcrypt International logo]


                     4800 NW 1st Street * Lincoln, NE 68521
                  800-894-2615 * 402-474-4800 * Fax 402-474-4858



                    Transcrypt Sells Stand-alone Products and
                      Add-on Devices for Use with Equipment
                                Manufactured by Others

------------------------------------------------------
------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary....................      3
Risk Factors..........................      7
Use Of Proceeds.......................     12
Dividend Policy.......................     12
Capitalization........................     13
Dilution..............................     14
Selected Consolidated Financial
  Data................................     15
Management's Discussion And Analysis
  Of Financial Condition And Results
  Of Operations.......................     17
Business..............................     25
Management............................     39
Certain Transactions..................     46
Principal and Selling Stockholders....     47
Description Of Capital Stock..........     48
Shares Eligible for Future Sale.......     50
Underwriting..........................     52
Legal Matters.........................     53
Experts...............................     53
Additional Information................     53
Glossary..............................     54
Index To Consolidated Financial
  Statements..........................    F-1

                            ------------------------

  UNTIL           , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS
IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                3,750,000 SHARES

                                      LOGO

                                  COMMON STOCK
                             ---------------------
                                   PROSPECTUS
                             ---------------------

                                 DAIN BOSWORTH
                                  Incorporated

                                  FURMAN SELZ
                                          , 1997

------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth estimates of those costs and expenses to be incurred by the Registrant in connection with the offering of the securities being registered hereby, all of which are estimated except for the SEC registration, NASD and Nasdaq National Market application fees.

        SEC registration fee..............................................  $ 18,296
        NASD fee..........................................................     6,540
        Nasdaq National Market application fee............................    40,700
        Blue Sky filing fees and expenses.................................    10,000
        Printing and engraving expenses...................................   125,000
        Legal fees and expenses...........................................   340,000
        Accounting fees and expenses......................................    75,000
        Registrar and transfer agent fees.................................     5,000
        Premium for Director and Officer Insurance*.......................   150,000
        Miscellaneous.....................................................   129,464
                                                                            --------
          Total...........................................................  $900,000
                                                                            ========

---------------

 * Portion of director and officer liability insurance attributable to coverage for liability under the Securities Act of 1933.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, the directors and officers of the Registrant are entitled, under certain circumstances, to be indemnified by the Registrant against all expenses and liabilities incurred or imposed upon them as a result of suits brought against them as such directors and officers, if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful, except that no indemnification shall be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the Registrant, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to be indemnified for such expenses which such court shall deem proper. Any such indemnification may be made by the Registrant only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable statutory standard of conduct.

     Article Eight of the Registrant's Second Amended and Restated Certificate of Incorporation, as amended, provides that a director shall not be liable to the Registrant or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provisions making directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company has also entered into indemnification agreements with its directors and officers. The indemnification agreements may require the Company, among other things, to indemnify its directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified.


     The Registrant maintains a standard policy of officers' and directors' liability insurance.

     The Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto, provides for the indemnification of directors, officers, employees, agents and controlling persons of the Registrant by the Underwriters under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     (a) In connection with the merger of Transcrypt International, Ltd., a Nebraska limited partnership (the "Partnership"), with and into the Registrant effective June 30, 1996, pursuant to an Agreement of Merger between the Partnership and the Registrant, the Registrant issued, in a transaction that was not registered under the Securities Act of 1933, as amended (the "Act"), 5,175,434 (pre-split) shares of its Common Stock, $0.01 par value, as consideration for the merger.

     In connection with the merger of Transcrypt International, Inc., a Nebraska corporation ("Transcrypt Nebraska"), the former general partner of the Partnership, with and into the Registrant effective September 30, 1996, pursuant to an Agreement of Merger between Transcrypt Nebraska and the Registrant, the Registrant issued, in a transaction that was not registered under the Act, 52,010 shares of its Common Stock, $0.01 par value, as consideration for the merger.

     (b) In September 1994, the Partnership issued 200,000 limited partnership units for $5.00 per unit, or aggregate consideration of $1,000,000, to certain of the limited partners of the Partnership.

     The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Act in reliance upon
Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. Appropriate legends were affixed to the securities issued in connection with such transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS:


    EXHIBIT
    NUMBER                                       DESCRIPTION
    -------     -----------------------------------------------------------------------------
     1.1*       Form of Underwriting Agreement.
     3.1*       Second Amended and Restated Certificate of Incorporation of the Registrant,
                filed on September 30, 1996 with the Secretary of State of the State of
                Delaware.
     3.2*       Amended and Restated Bylaws of the Registrant.
     3.3*       Certificate of Merger of Transcrypt International, Ltd., a Nebraska limited partnership, with and into the Registrant, filed on June 28, 1996 with the
                Secretary of State of the State of Delaware.
     3.4*       Certificate of Merger of Transcrypt International, Inc., a Nebraska
                corporation, with and into the Registrant, filed on September 30, 1996 with the Secretary of State of the State of Delaware.
     4.1*       Specimen Certificate for Common Stock.
     5.1*       Opinion of Manatt, Phelps & Phillips, LLP.
    10.1*       Employment Agreement between the Registrant and John T. Connor dated as of
                September 10, 1996.
    10.2*       Employment Agreement between the Registrant and Jeffery L. Fuller dated as of
                July 18, 1996.
    10.3*       Form of Employment Agreement between the Registrant and C. Eric Baumann,
                Michael P. Wallace and Joel K. Young.
    10.4*       Form of 1996 Stock Incentive Plan, together with forms of non-qualified stock option agreements.

    EXHIBIT
    NUMBER                                       DESCRIPTION
    -------     -----------------------------------------------------------------------------
    10.5*       Form of Indemnification Agreement between the Registrant and each executive officer and director of the Registrant.
    10.6*       License Agreement for APCO Project 25 Compliant Product between Motorola,
                Inc. and the Registrant dated as of August 2, 1994.
    10.7**      Amendment, dated as of June 28, 1996, to License Agreement for APCO Project
                25 Compliant Product between Motorola, Inc. and the Registrant dated as of
                August 2, 1994.
    10.8*       OEM Agreement between Motorola, Inc. and the Registrant dated as of August 2,
                1994.
    10.9**      Amendment, dated as of July 15, 1996, to OEM Agreement between Motorola, Inc.
                and the Registrant dated as of August 2, 1994.
    10.10**     Private Label/Supplier Agreement for Analog Scrambling Modules between
                Motorola, Inc. and the Registrant dated as of August 8, 1995.
    10.11**     Motorola Cellular Subscriber Products Sales Agreement, dated as of June 13,
                1996, by and between Motorola, Inc. and the Registrant.
    10.12*      License Agreement for APCO Fed Project 25 Algorithm between Digital Voice
                Systems, Inc. and the Registrant, dated as of August 14, 1995.
    10.13*      Consigned Inventory Agreement between Arrow/Schweber Electronics Group and the Registrant, dated as of June 22, 1994.
    10.14*      Nebraska Investment Finance Authority $850,000 Industrial Revenue Bond
                (Transcrypt International, Ltd. Project), Series 1994, dated as of January
                15, 1994, and Note.
    10.15*      Trust Indenture, dated as of January 15, 1994, for $850,000 Industrial
                Revenue Bond (Transcrypt International, Ltd. Project), Series 1994, between
                Nebraska Investment Finance Authority as Issuer and Norwest Bank Nebraska,
                N.A. as Trustee.
    10.16*      Loan Agreement, dated as of January 15, 1994, for $850,000 Industrial Revenue
                Bond (Transcrypt International, Ltd. Project), Series 1994, between Nebraska
                Investment Finance Authority as Issuer and the Registrant.
    10.17*      Amended and Restated Loan Agreement, dated as of May 18, 1994, by and between
                Norwest Bank Nebraska, N.A., and the Registrant.
    10.18*      First Amendment, dated as of June 1, 1995, to Amended and Restated Loan
                Agreement, dated as of May 18, 1994, by and between Norwest Bank Nebraska,
                N.A., and the Registrant.
    10.19*      Second Amendment, dated as of April 10, 1996, to Amended and Restated Loan
                Agreement, dated as of May 18, 1994, by and between Norwest Bank Nebraska,
                N.A., and the Registrant.
    10.20*      Promissory Note, dated as of May 11, 1995, between West Gate Bank and the
                Registrant.
    10.21*      Noncompete Agreement, dated as of December 3, 1991, between John Kuijvenhoven and the Registrant.
    10.22*      Security and Pledge Agreement, dated as of December 3, 1991, by and among
                John Kuijvenhoven, Yvonne Kuijvenhoven and the Registrant.
    10.23*      Security and Pledge Agreement, dated as of August 8, 1994, by and among John
                Kuijvenhoven, Yvonne Kuijvenhoven and the Registrant.
    10.24*      Form of Adoption Agreement for Nonstandardized 401(k) Profit Sharing Plan.
    10.25*      Defined Contribution Master Plan and Trust Agreement of Norwest Bank
                Nebraska, N.A., Master Plan Sponsor.
    10.26*      Third Amendment, dated as of October 22, 1996, to Amended and Restated Loan
                Agreement, dated as of May 18, 1994, by and between Norwest Bank Nebraska,
                N.A., and the Registrant, together with Modification of Note.

    EXHIBIT
    NUMBER                                       DESCRIPTION
    -------     -----------------------------------------------------------------------------
    10.27*      Fourth Amendment, dated as of November 19, 1996, to Amended and Restated Loan
                Agreement, dated as of May 18, 1994, by and between Norwest Bank Nebraska,
                N.A., and the Registrant, together with Commercial Installment Note, dated
                November 19, 1996.
    11.1*       Statement re: Computation of Per Share Earnings (see page S-3).
    23.1        Consent of Coopers & Lybrand L.L.P.
    23.2*       Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1).
    23.3*       Consent of International Data Corporation
    23.4*       Consent of Zarley, McKee, Thomte, Voorhees & Sease, P.L.C.
    24.1*       Power of Attorney.
    27.1*       Financial Data Schedule.


---------------

 * Previously filed.

** Previously filed and confidential treatment requested for certain portions.

     (b) FINANCIAL STATEMENT SCHEDULES:

        Schedule III -- Valuation and Qualifying Accounts and Reserves

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide the underwriters in this offering (the "Underwriters") at the closing specified in the applicable Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) That for the purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincoln, Nebraska, on this 17th day of January, 1997.


                                          TRANSCRYPT INTERNATIONAL, INC.


                                          By:      /s/  JOHN T. CONNOR
                                            ------------------------------------
                                            John T. Connor
                                            Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                  SIGNATURE                                TITLE                     DATE
                  ---------                                -----                     ----
            *  JOHN T. CONNOR                   Chief Executive Officer and     January 17, 1997
---------------------------------------------     Director (Principal
               John T. Connor                     Executive Officer)

           *  RANDAL P. HANSEN                  Vice President of Finance       January 17, 1997
---------------------------------------------     and Chief Financial
              Randal P. Hansen                    Officer (Principal
                                                  Financial and Accounting
                                                  Officer)

          *  TERRY L. FAIRFIELD                 Director                        January 17, 1997
---------------------------------------------
             Terry L. Fairfield

          *  JEFFERY L. FULLER                  Director                        January 17, 1997
---------------------------------------------
             Jeffery L. Fuller

           *  THOMAS R. LARSEN                  Director                        January 17, 1997
---------------------------------------------
              Thomas R. Larsen

            *  THOMAS C. SMITH                  Director                        January 17, 1997
---------------------------------------------
               Thomas C. Smith

                  SIGNATURE                                TITLE                     DATE
                  ---------                                -----                     ----


            *  THOMAS R. THOMSEN                Director                        January 17, 1997
---------------------------------------------
              Thomas R. Thomsen

             *  WINSTON S. WADE                 Director                        January 17, 1997
---------------------------------------------
               Winston S. Wade

*By:       /s/  JOHN T. CONNOR
---------------------------------------------
               John T. Connor
              Attorney-in-Fact

SCHEDULE III -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                                                  ADDITIONS
                                                            ----------------------
                                               BALANCE AT   CHARGED TO    CHARGED                    BALANCE
                                               BEGINNING     EXPENSES    TO OTHER     DEDUCTIONS     AT END
                 DESCRIPTION                   OF PERIOD    (PROVISIONS) ACCOUNTS    (WRITE-OFFS)   OF PERIOD
---------------------------------------------  ----------   ----------   ---------   ------------   ---------
Allowance for Bad Debts for the:
  Year Ended December 31, 1993...............   $ 20,000     $217,829       $ 0        $168,856      $ 68,973
  Year Ended December 31, 1994...............     68,973      139,059         0          20,018       188,014
  Year Ended December 31, 1995...............    188,014       94,285         0         100,640       181,659
                                                                              -
                                                  ------      -------                   -------       -------
Inventory Obsolescence Reserves for the:
  Year Ended December 31, 1993...............   $      0     $184,769       $ 0        $177,803      $  6,966
  Year Ended December 31, 1994...............      6,966      168,309         0         134,747        33,562
  Year Ended December 31, 1995...............     33,562       61,495         0          13,016        82,041
                                                                              -
                                                  ------      -------                   -------       -------

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
 EXHIBIT                                                                               NUMBERED
 NUMBER                                   DESCRIPTION                                    PAGE
 -------     ----------------------------------------------------------------------  ------------
  1.1*       Form of Underwriting Agreement........................................
  3.1*       Second Amended and Restated Certificate of Incorporation of the
             Registrant, filed on September 30, 1996 with the Secretary of State of the State of Delaware.................................................
  3.2*       Amended and Restated Bylaws of the Registrant.........................
  3.3*       Certificate of Merger of Transcrypt International, Ltd., a Nebraska
             limited partnership, with and into the Registrant, filed on June 28,
             1996 with the Secretary of State of the State of Delaware.............
  3.4*       Certificate of Merger of Transcrypt International, Inc., a Nebraska
             corporation, with and into the Registrant, filed on September 30, 1996 with the Secretary of State of the State of Delaware..................
  4.1*       Specimen Certificate for Common Stock.................................
  5.1*       Opinion of Manatt, Phelps & Phillips, LLP.............................
 10.1*       Employment Agreement between the Registrant and John T. Connor dated as of September 10, 1996..............................................
 10.2*       Employment Agreement between the Registrant and Jeffery L. Fuller dated as of July 18, 1996.............................................
 10.3*       Form of Employment Agreement between the Registrant and C. Eric
             Baumann, Michael P. Wallace and Joel K. Young.........................
 10.4*       Form of 1996 Stock Incentive Plan, together with forms of
             non-qualified stock option agreements.................................
 10.5*       Form of Indemnification Agreement between the Registrant and each executive officer and director of the Registrant......................
 10.6*       License Agreement for APCO Project 25 Compliant Product between
             Motorola, Inc. and the Registrant dated as of August 2, 1994..........
 10.7**      Amendment, dated as of June 28, 1996, to License Agreement for APCO
             Project 25 Compliant Product between Motorola, Inc. and the Registrant dated as of August 2, 1994............................................
 10.8*       OEM Agreement between Motorola, Inc. and the Registrant dated as of
             August 2, 1994........................................................
 10.9**      Amendment, dated as of July 15, 1996, to OEM Agreement between
             Motorola, Inc. and the Registrant dated as of August 2, 1994..........
 10.10**     Private Label/Supplier Agreement for Analog Scrambling Modules between
             Motorola, Inc. and the Registrant dated as of August 8, 1995..........
 10.11**     Motorola Cellular Subscriber Products Sales Agreement, dated as of
             June 13, 1996, by and between Motorola, Inc. and the Registrant.......
 10.12*      License Agreement for APCO Fed Project 25 Algorithm between Digital
             Voice Systems, Inc. and the Registrant, dated as of August 14, 1995...
 10.13*      Consigned Inventory Agreement between Arrow/Schweber Electronics Group and the Registrant, dated as of June 22, 1994.........................
 10.14*      Nebraska Investment Finance Authority $850,000 Industrial Revenue Bond
             (Transcrypt International, Ltd. Project), Series 1994, dated as of
             January 15, 1994, and Note............................................

                                                                                     SEQUENTIALLY
 EXHIBIT                                                                               NUMBERED
 NUMBER                                   DESCRIPTION                                    PAGE
 -------     ----------------------------------------------------------------------  ------------
 10.15*      Trust Indenture, dated as of January 15, 1994, for $850,000 Industrial
             Revenue Bond (Transcrypt International, Ltd. Project), Series 1994,
             between Nebraska Investment Finance Authority as Issuer and Norwest
             Bank Nebraska, N.A. as Trustee........................................
 10.16*      Loan Agreement, dated as of January 15, 1994, for $850,000 Industrial
             Revenue Bond (Transcrypt International, Ltd. Project), Series 1994,
             between Nebraska Investment Finance Authority as Issuer and the
             Registrant............................................................
 10.17*      Amended and Restated Loan Agreement, dated as of May 18, 1994, by and between Norwest Bank Nebraska, N.A., and the Registrant...............
 10.18*      First Amendment, dated as of June 1, 1995, to Amended and Restated
             Loan Agreement, dated as of May 18, 1994, by and between Norwest Bank
             Nebraska, N.A., and the Registrant....................................
 10.19*      Second Amendment, dated as of April 10, 1996, to Amended and Restated
             Loan Agreement, dated as of May 18, 1994, by and between Norwest Bank
             Nebraska, N.A., and the Registrant....................................
 10.20*      Promissory Note, dated as of May 11, 1995, between West Gate Bank and the Registrant........................................................
 10.21*      Noncompete Agreement, dated as of December 3, 1991, between John
             Kuijvenhoven and the Registrant.......................................
 10.22*      Security and Pledge Agreement, dated as of December 3, 1991, by and among John Kuijvenhoven, Yvonne Kuijvenhoven and the Registrant.......
 10.23*      Security and Pledge Agreement, dated as of August 8, 1994, by and among John Kuijvenhoven, Yvonne Kuijvenhoven and the Registrant.......
 10.24*      Form of Adoption Agreement for Nonstandardized 401(k) Profit Sharing
             Plan..................................................................
 10.25*      Defined Contribution Master Plan and Trust Agreement of Norwest Bank
             Nebraska, N.A., Master Plan Sponsor...................................
 10.26*      Third Amendment, dated as of October 22, 1996, to Amended and Restated
             Loan Agreement, dated as of May 18, 1994, by and between Norwest Bank
             Nebraska, N.A., and the Registrant, together with Modification of
             Note..................................................................
 10.27*      Fourth Amendment, dated as of November 19, 1996, to Amended and
             Restated Loan Agreement, dated as of May 18, 1994, by and between
             Norwest Bank Nebraska, N.A., and the Registrant, together with
             Commercial Installment Note, dated November 19, 1996..................
 11.1*       Statement re: Computation of Per Share Earnings (see page S-3)........
 23.1        Consent of Coopers & Lybrand L.L.P....................................
 23.2*       Consent of Manatt, Phelps & Phillips, LLP (included in Exhibit 5.1)...
 23.3*       Consent of International Data Corporation.............................
 23.4*       Consent of Zarley, McKee, Thomte, Voorhees & Sease, P.L.C.............
 24.1*       Power of Attorney. ...................................................
 27.1*       Financial Data Schedule...............................................


---------------

 * Previously filed.

** Previously filed and confidential treatment requested for certain portions.